ARS

P.E. 12-31-01

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
____________ to ____________

Commission file number 1-08660

Hudson United Bancorp
(Exact name of registrant as specified in its Charter)

New Jersey	22-2405746
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

1000 MacArthur Blvd. Mahwah, New Jersey	07430
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:(201)236-2600

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, no par value
(Title of Class)

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant, as of March 4, 2002 was $1,334,540,302.

The number of shares of Registrant's common stock, no par value, outstanding as of March 4, 2002 was 45,383,583.

PART I

ITEM 1. BUSINESS

(a) General Development of Business

Hudson United Bancorp ("HUB" or "Registrant" or the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). The Company was organized under the laws of New Jersey in 1982 by Hudson United Bank ("Hudson United" or the "Bank") for the purpose of creating a bank holding company to take advantage of the additional powers provided to bank holding companies. The Company directly owns Hudson United plus four additional subsidiaries, which are HUBCO Capital Trust I, HUBCO Capital Trust II, JBI Capital Trust I and Jefferson Delaware, Inc. In March 1999, the former Lafayette American Bank and Bank of the Hudson were merged into Hudson United. In addition, the shareholders of the Company on April 21, 1999 approved an amendment to the certificate of incorporation to change the name of the Company from HUBCO, Inc. to Hudson United Bancorp. The Company is also the indirect owner, through Hudson United, of nine subsidiaries. All of the assets and liabilities of the subsidiaries of the Company and the Bank are consolidated on the balance sheet of the Company for shareholder reporting purposes. A further description of these subsidiaries is contained in the section "Other Subsidiaries" in this current document.

At December 31, 2001, HUB, through its subsidiaries, had total deposits of $6.0 billion, total loans and leases ("loans") of $4.4 billion and total assets of $7.0 billion. HUB ranked third among commercial banks and bank holding companies headquartered in New Jersey in terms of asset size at December 31, 2001. Hudson United operates over 200 branches throughout New Jersey, Connecticut, lower New York State and eastern Pennsylvania.

Hudson United is a full service commercial bank and offers the services generally provided by commercial banks of similar size and character, including imaged checking, savings, and time deposit accounts, 24-hour telephone banking, internet banking, trust services, cash management services, merchant services, safe deposit boxes, insurance, stock, bond, and mutual fund sales, secured and unsecured personal and commercial loans, residential and commercial real estate loans, and international services including import and export financing, foreign currency purchases and letters of credit. The Bank's deposit accounts are competitive with those of other banks and include checking, savings, money market accounts and a variety of interest-bearing transaction accounts. In the lending area, the Bank primarily engages in commercial lending, commercial real estate lending, consumer lending primarily consisting of home equity loans and auto loans and "private label" credit card programs for certain retailers and other businesses. Most of the Company's loans are secured by commercial real estate, residential real estate or other assets of borrowers.

The Company's main focus is on building banking relationships with individuals, and small and medium sized businesses. Management attempts to differentiate the Company from competitors by creating a superior "customer experience". In addition, the Company believes its ability to supply the services of a large institution with the personal touch of a small community bank represents a competitive advantage.

Recent Change in Asset Size

The Company's total assets at December 31, 2001 were $7.0 billion, which represented a slight increase in its total assets from the prior year, which were $6.8 billion at December 31, 2000. This increase was due to increases in investment securities of $935.8 million and other assets of $126.6 million being offset in part by a decrease of $896.6 million in residential mortgage loans. The increase in securities and the decline in residential mortgage loans was due primarily to residential mortgage loan securitizations of $668.5 million during 2001. The increase in other assets was due primarily to the Company's investment of $125 million in bank owned life insurance during June 2001. The Company's primary focus in 2001 was on core business growth. Management focused on executing its business strategies and in providing superior customer service. In addition, during the year the Company's management team was strengthened through the hiring of various senior and executive managers. The managers brought to Hudson United diverse experience from a wide range of financial institutions.

The Company's total assets at December 31, 2000 were $6.8 billion, which represented a significant reduction in its total assets from the prior year, which were $9.7 billion at December 31, 1999. The reduction in total assets was primarily the result of the Company's decision to implement a balance sheet deleveraging strategy, under which the Company sold a significant amount of its lower yielding investment securities portfolio and used the proceeds from such sale to reduce its borrowings. The Company implemented this deleveraging strategy to attempt to increase the Company's net interest margin, return on assets, return on equity and earnings per share through a stock repurchase program utilizing the capital which was freed up through the deleveraging while also reducing the Company's exposure to changes in interest rates (See Management's Discussion and Analysis).

Proposed Merger with Dime Bancorp, Inc. ("Dime") which was Terminated in 2000

HUB entered into a merger agreement in 1999 with Dime, a New York City based financial institution, under which HUB and Dime were to merge with Dime as the surviving corporation in the merger changing its name to Dime United Bancorp, Inc. ("Dime United"). Dime shareholders would have owned 56% of the outstanding Dime United stock and HUB shareholders would have owned 44% of the outstanding Dime United Stock following the merger. The proposed merger with Dime would have been the largest business combination in HUB's corporate history.

The closing of the proposed merger was initially delayed, and the merger was eventually terminated in 2000, following the announcement by North Fork Bancorporation of an unsolicited acquisition bid for Dime. The initial delay and the eventual termination of the merger had a negative impact on the Company's growth and profitability during 1999 and 2000.

Under the terms of the merger termination agreement between Dime and the Company, Dime was required to pay the Company a minimum merger termination fee of $15 million on or before October 28, 2001. Dime was also required to pay additional amounts to the Company on or before October 28, 2001, up to a maximum amount of $92 million, in the event that Dime entered into certain transactions with third parties involving a sale by Dime of a substantial portion of its assets, a significant subsidiary, Dime itself or the acquisition of a certain percentage of Dime's outstanding common stock. HUB recognized the minimum termination fee payable from Dime as revenue when the pending merger was terminated in 2000, which revenue was less than the expenses incurred by the Company in the terminated merger. In June 2001, Dime agreed to merge with Washington Mutual, Inc. Pursuant to the above mentioned termination agreement, Dime was required to pay Hudson United $77 million upon the closing of the merger with Washington Mutual. The merger of Dime and Washington Mutual closed in January of 2002. The Company recognized the additional $77 million of termination payments as revenue in the first quarter of 2002. The Company also recorded in the first quarter of 2002 approximately $15 million of expenses related to the terminated merger including financial advisor fees, acceleration of employee retention awards and other expenses.

Acquisition Activity by the Company

The Company did not complete any acquisitions of other companies in 2001 or 2000.

The Company entered into agreements at several times in 2001 to purchase third party credit card assets from a subsidiary of Transamerica Finance Company. As of December 31, 2001, the Company had paid total consideration of $161.4 million for $157.0 million of these assets, with an associated premium of $4.4 million that is being amortized over five years. In August 2001, the Company assumed deposit liabilities from First International Bank in the amount of $272.8 million at a discount of $0.5 million. These were deposit liabilities were primarily short term brokered deposits.

The Company completed six acquisitions in 1999, and had completed a total of 31 acquisitions since October 1990. The Company increased its total assets over this period from $550 million to $7.0 billion, and increased its branch network from 15 branches to over 200 branches, primarily as a result of these acquisitions.

On March 26, 1999, the Company completed its assumption of $151 million of deposit liabilities and purchase of a retail branch office in Hartford, Connecticut from First International Bank.

On May 20, 1999, the Company acquired Little Falls Bancorp, Inc. ("LFB") which had assets of approximately $341 million and operated six offices in the Hunterdon and Passaic counties of New Jersey.

On October 22, 1999, the Company acquired the assets of Lyon Credit Corporation, a $350 million asset finance company and subsidiary of Credit Lyonnais Americas.

On December 1, 1999, the Company completed its purchase of loans (approximately $148 million) and other financial assets, as well as assumed the deposit liabilities (approximately $112 million) of Advest Bank and Trust. In addition, a strategic partnership with Advest, Inc. was consummated on October 1, 1999, in which Hudson United Bank became the exclusive provider of banking products and services to the clients of Advest, Inc. That agreement was terminated in 2000 due to Advest's acquisition by a third party.

The above acquisitions in 1999 were accounted for under the purchase method of accounting.

On November 30, 1999, the Company completed its acquisition of JeffBanks, Inc. ("Jeff"), a $1.8 billion bank holding company with 32 branches located throughout the greater Philadelphia area of Pennsylvania and Southern New Jersey.

On December 1, 1999, the Company completed its acquisition of Southern Jersey Bancorp ("SJB"), a $425 million asset institution with 17 branches in Southern New Jersey.

The Jeff and SJB acquisitions in the year ended December 31, 1999 were accounted for under the poolings-of-interests method of accounting.

Summary of Acquisitions

The following chart summarizes the acquisitions undertaken by the Company since October 1990. The amounts shown as "Purchase Price" represent either cash paid or the market value of securities issued by Hudson United Bancorp to the shareholders or owners of the acquired entity:

INSTITUTION	Purchase Price (in millions)	Deposits Assumed (in millions)	Loans Purchased or Acquired (in millions)	Branches Acquired
Mountain Ridge State Bank	$ 0.3	$ 47	$ 12	1
Meadowlands National Bank	0.4	36	22	3
Center Savings and Loan	0.1	90	79	1
Irving Federal Savings and Loan	0.1	160	62	5
Broadway Bank and Trust	3.4	346	10	8
Pilgrim State Bank	6.0	123	47	6
Polifly Federal Savings and Loan	6.2	105	1	4
Washington Savings Bank	40.5	238	169	8
Shoppers Charge Accounts	16.3	-	56	-
Jefferson National Bank	9.7	85	42	4
Urban National Bank	38.2	204	90	9
Growth Financial Corp	25.6	110	102	3
CrossLand Federal Savings Branches	3.0	60	1	3
Lafayette American Bank & Trust	120.0	647	548	19
Hometown Bancorporation, Inc.	31.6	162	99	2
UST Bank, CT	13.7	95	70	4
Westport Bancorp, Inc.	67.8	259	183	7
The Bank of Southington	26.7	122	85	2
Security National Bank & Trust	11.0	77	48	4
Poughkeepsie Financial	136.0	611	648	16
MSB Bancorp	115.0	686	375	16
First Union Branches	32.0	320	1	23
Community Financial	29.6	137	87	8
Dime Financial	201.0	817	374	11
IBS Financial	227.0	560	218	10
FNB Branch Purchase	9.1	151	-	1
Little Falls Bancorp, Inc.	55.0	234	153	6
Lyon Credit Corporation	not disclosed	-	350	-
Advest Bank & Trust Assets/Liabilities	2.0	112	148	-
JeffBanks, Inc.	371.0	1,380	1,429	32
Southern Jersey Bancorp	54.0	382	213	17

The Company believes that its profitability and its financial condition was significantly impacted by its acquisition strategy and by the consummation of its acquisitions. From 1990 to 2001 the Company's return on average assets increased from less than 1% to 1.5% and its return on average equity increased from less than 10% to 25%.

The Company intends to continue to seek opportunities to acquire other banks or financial services companies, and to acquire specific loans or other assets and/or to assume deposit or other liabilities of other banks or financial services companies. There can be no assurance that the Company will be successful in making additional acquisitions or, if additional acquisitions are made, that these acquisitions will enhance the profitability of the Company.

Stock Repurchases by the Company in 2001 and 2000

In November 1993, the Company's Board of Directors authorized management to repurchase up to 10 percent of its outstanding common stock each year. The program may be discontinued or suspended at any time, and there is no assurance that the Company will purchase the full amount authorized. The acquired shares are to be held in treasury and to be used for stock option and other employee benefit plans, stock dividends, or in connection with the issuance of common stock in future acquisitions. In June 2000, the Company's Board of Directors authorized the repurchase of up to 20% of the Company's outstanding shares. During 2000, the Company purchased 9.4 million treasury shares at an aggregate cost of $193.3 million,of which 5.2 million shares were reissued for stock dividends, stock options and other employee benefit plans. In June 2001, the Company's Board of Directors extended the Company's stock repurchase program until December 2002 and authorized additional repurchases of up to 10% of the Company's outstanding shares.

During 2001, the Company purchased 2.3 million treasury shares at an aggregate cost of $56.3 million. During 2001, 179,209 shares were reissued for stock options. At December 31, 2001, there were 45.8 million shares of the Company's common stock outstanding

Other Subsidiaries

In addition to Hudson United Bank, the Company directly owns four consolidated subsidiaries that were established for the purpose of issuing and servicing the capital trust securities of the Company which enhance the regulatory capital of the Company. They are HUBCO Capital Trust I, HUBCO Capital Trust II, JBI Capital Trust I, and Jefferson Delaware, Inc.

The Company is also the indirect owner, through Hudson United, of the following nine consolidated subsidiaries.

In 1997, Hudson United established a directly owned subsidiary called HUB Mortgage Investments, Inc. At December 31, 2001, $578.3 million of mortgage loans and $851.1 million in mortgage-related investment securities of Hudson United were being managed by this subsidiary, which operates as a real estate investment trust. This subsidiary was established to manage the Company's mortgage-related assets and assist in managing its state income tax liability.

In 1987, Hudson United established a directly owned subsidiary called Hendrick Hudson Corp. As of December 31, 2001, no Hudson United assets are being managed by Hendrick Hudson Corp. of New Jersey. This subsidiary was established to manage the Company's investment portfolio and assist in managing its state income tax liability.

In 1998 Hudson United established NJ Investments of Delaware, Inc. As of December 31, 2001, $474.2 million of Hudson United's investment portfolio was being managed by NJ Investments of Delaware, Inc. This subsidiary was established to manage the Company's investment portfolio and assist in managing its state income tax liability.

Hudson United owns five subsidiaries that were established for the purpose of holding real estate assets. They are – Lafayette Development Corp., Plural Realty, Inc., PSB Associates, Inc., AMBA Realty Corporation and Riverdale Timber Ridge, Inc.

All of the assets and liabilities of the subsidiaries are consolidated in the Company's financial statements.

Hudson Trader Brokerage Services, Inc., which was established in 1991, is a subsidiary that was engaged in brokerage services. This subsidiary is inactive and is expected to be officially dissolved in 2002.

In 1983, HUB formed a directly owned subsidiary called HUB Financial Services, Inc., which was a wholly owned data processing subsidiary. In 1995, HUB sold 50% of the stock in HUB Financial Services, Inc. to United National Bank, a New Jersey based institution. HUB simultaneously made a capital contribution of the remaining 50% to Hudson United Bank. Simultaneously with the sale of 50% to United National Bank, the name of HUB Financial Services, Inc. was changed to United Financial Services, Inc.("UFS"). UFS ceased to provide data processing and imaged check processing services to both of its owner banks in October 1999. The Company currently outsources such services to an independent third party provider of such data processing and other services. The Company's investment in UFS is zero and UFS is expected to be officially dissolved in 2002.

Employee Relations

Hudson United Bank enjoys a good relationship with its employees and is not party to any collective bargaining agreements.

Regulatory Matters

The banking industry is highly regulated. Statutory and regulatory controls increase a bank holding company's cost of doing business and limit the options of its management to deploy assets and maximize income. Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on HUB cannot be determined at this time. The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on HUB or its banks. It is intended only to briefly summarize some material provisions.

Capital Adequacy Guidelines and Deposit Insurance

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities. In addition, pursuant to FDICIA, each federal banking agency has promulgated regulations, specifying the levels at which a bank would be considered "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", or "critically undercapitalized", and to take certain mandatory and discretionary supervisory actions based on the capital level of the institution.

The regulations implementing these provisions of FDICIA provide that a bank will be classified as "well capitalized" if it (i) has a total risk-based capital ratio of at least 10.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 6.0 percent, (iii) has a Tier 1 leverage ratio of at least 5.0 percent, and (iv) meets certain other requirements. A bank will be classified as "adequately capitalized" if it (i) has a total risk-based capital ratio of at least 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 4.0 percent, (iii) has a Tier 1 leverage ratio of (a) at least 4.0 percent, or (b) at least 3.0 percent if the institution was rated 1 in its most recent examination, and (iv) does not meet the definition of "well capitalized". A bank will be classified as "undercapitalized" if it (i) has a total risk-based capital ratio of less than 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 4.0 percent, or (iii) has a Tier 1 leverage ratio of (a) less than 4.0 percent, or (b) less than 3.0 percent if the institution was rated 1 in its most recent examination. A bank will be classified as "significantly undercapitalized" if it (i) has a total risk-based capital ratio of less than 6.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 3.0 percent, or (iii) has a Tier 1 leverage ratio of less than 3.0 percent. An institution will be classified as "critically undercapitalized" if it has a tangible equity to total assets ratio that is equal to or less than 2.0 percent. An insured depository institution may be deemed to be in a lower capitalization category if it receives an unsatisfactory examination.

As of December 31, 2001, the Bank's capital ratios exceed the requirements to be considered a well capitalized institution under the FDIC regulations.

Bank holding companies must comply with the Federal Reserve Board's risk-based capital guidelines. Under the guidelines, risk weighted assets are calculated by assigning assets and certain off-balance sheet items to broad risk categories. The total dollar value of each category is then weighted by the level of risk associated with that category. A minimum risk-based capital to risk based assets ratio of 8.00% must be attained. At least one half of an institution's total risk-based capital must consist of Tier 1 capital, and the balance may consist of Tier 2, or supplemental capital. Tier 1 capital consists primarily of common stockholders' equity along with preferred or convertible preferred stock and qualifying trust preferred securities, minus goodwill. Tier 2 capital consists of an institution's allowance for loan and lease losses, subject to limitation, hybrid capital instruments and certain subordinated debt. The allowance for loan and lease losses which is considered Tier 2 capital is limited to 1.25% of an institution's risk-based assets. As of December 31, 2001, HUB's total risk-based capital ratio was 10.51% and its tier 1 risk-based capital ratio was 7.53%.

In addition, the Federal Reserve Board has promulgated a leverage capital standard, with which bank holding companies must comply. Bank holding companies must maintain a minimum Tier 1 capital to total assets ratio of 3%. However, institutions which are not among the most highly rated by federal regulators must maintain a ratio 100-to-200 basis points above the 3% minimum. As of December 31, 2001, HUB had a leverage capital ratio of 5.75%.

HUB and its subsidiary bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on HUB's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, HUB and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators as to components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that HUB and its subsidiary bank meet all capital adequacy requirements to which they are subject.

Hudson United is a member of the Bank Insurance Fund ("BIF") of the FDIC. The FDIC also maintains another insurance fund, the Savings Association Insurance Fund ("SAIF"), which primarily covers savings and loan association deposits but also covers deposits that are acquired by a BIF-insured institution from a savings and loan association ("Oakar deposits").

The Economic Growth and Regulatory Reduction Act of 1996 (the "1996 Act") included the Deposit Insurance Funds Act of 1996 (the "Funds Act") under which the FDIC was required to impose a special assessment on SAIF assessable deposits to recapitalize the SAIF. Under the Funds Act, the FDIC also charged assessments for SAIF and BIF deposits in a 5 to 1 ratio to pay Financing Corporation ("FICO") bonds until January 1, 2000, at which time the assessment became equal. The 1996 Act instituted a number of other regulatory relief provisions.

Restrictions on Dividend Payments, Loans, or Advances

The holders of HUB's common stock will receive dividends only when, and if such dividends are declared by the Board of Directors of HUB out of funds legally available, subject to the preferential dividend rights of any preferred stock that may be outstanding from time to time.

The only statutory limitation is that such dividends may not be paid when HUB is insolvent. Because funds for the payment of dividends by HUB come primarily from the earnings of HUB's bank subsidiary, as a practical matter, restrictions on the ability of Hudson United to pay dividends act as restrictions on the amount of funds available for the payment of dividends by HUB.

Certain restrictions exist regarding the ability of Hudson United to transfer funds to HUB in the form of cash dividends, loans or advances. New Jersey state banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50 percent of the capital stock amount. As of December 31, 2001 the maximum amount available for distribution to HUB from Hudson United was $556.3 million, subject to regulatory capital limitations.

HUB is also subject to Federal Reserve Bank ("FRB") policies which may, in certain circumstances, limit its ability to pay dividends. The FRB policies require, among other things, that a bank holding company maintain a minimum capital base. The FRB would most likely seek to prohibit any dividend payment which would reduce a holding company's capital below these minimum amounts.

Under Federal Reserve regulations, Hudson United is limited as to the amounts it may loan to its affiliates, including HUB. All such loans from the Bank are required to be collateralized by specific assets owned by HUB or affiliates..

Holding Company Supervision

Under the Bank Holding Company Act, HUB may not acquire directly or indirectly more than 5 percent of the voting shares of, or substantially all of the assets of, any bank without the prior approval of the Federal Reserve Board.

In general, the Federal Reserve Board, under its regulations and the Bank Holding Company Act, regulates the activities of bank holding companies and non-bank subsidiaries of banks. The regulation of the activities of banks, including bank subsidiaries of bank holding companies, generally has been left to the authority of the supervisory government agency, which for Hudson United is the FDIC and the New Jersey Department of Banking and Insurance (the "NJDOBI").

Interstate Banking Authority

The Riegle-Neale Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act") enables a bank holding company to acquire banks in states other than its home state regardless of applicable state law.

The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate branches. Under the legislation, each state had the opportunity to "opt out" of this provision, thereby prohibiting interstate branching in such states. Furthermore, a state may "opt in" with respect to de novo branching, thereby permitting a bank to open new branches in a state in which the bank does not already have a branch. Without de novo branching, an out-of-state bank can enter the state only by acquiring an existing bank. The vast majority of states have allowed interstate banking by merger but have not authorized de novo branching.

Recent Legislation

As part of the USA Patriot Act, signed into law on October 26, 2001, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "Act"). The Act authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. Among its other provisions, the Act requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, the Act expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours.

Treasury regulations implementing the due diligence requirements must be issued no later than April 24, 2002. Whether or not regulations are adopted, the law becomes effective July 23, 2002. Additional regulations are to be adopted during 2002 to implement minimum standards to verify customer identity, to encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, to prohibit the anonymous use of "concentration accounts," and to require all covered financial institutions to have a Bank Secrecy Act compliance program.

The Act also amends the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts.

The Gramm-Leach-Bliley Financial Modernization Act of 1999 became effective in early 2000. The Modernization Act:

- allows bank holding companies meeting management, capital and Community Reinvestment Act Standards to engage in a substantially broader range of nonbanking activities than previously permissible, including insurance underwriting and making merchant banking investments in commercial and financial companies; if a bank holding company elects to become a financial holding company, it files a certification, effective in 30 days, and thereafter may engage in certain financial activities without further approvals;

- allows insurers and other financial service companies to acquire banks;

- removes various restrictions previously applied to bank holding company ownership of securities firms and mutual fund advisory companies; and

- establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

The Modernization Act also modified other financial laws, including laws related to financial privacy and community reinvestment.

Additional proposals to change the laws and regulations governing the banking and financial services industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such changes and the impact such changes might have on HUB cannot be determined at this time.

Cross Guarantee Provisions and Source of Strength Doctrine

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservatory or receiver and "in danger of default" is defined generally as the existence of certain conditions, including a failure to meet minimum capital requirements, indicative that a "default" is likely to occur in the absence of regulatory assistance. These provisions have commonly been referred to as FIRREA's "cross guarantee" provisions. Further, under FIRREA the failure to meet capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Furthermore, in the event of a loss suffered or anticipated by the FDIC - either as a result of default of a bank subsidiary of the Company or related to FDIC assistance provided to the subsidiary in danger of default - the other bank subsidiaries of the Company may be assessed for the FDIC's loss, subject to certain exceptions.

(b) Industry Segments

The Registrant has one industry segment -- commercial banking.

(c) Narrative Description of Business

HUB exists primarily to hold the stock of its subsidiaries. At December 31, 2001, HUB had 5 wholly-owned subsidiaries including Hudson United. In addition, HUB, through Hudson United, indirectly owns 9 additional wholly-owned subsidiaries. The historical growth of, and regulations affecting, each of HUB's direct and indirect subsidiaries is described in Item 1(a) above, which is incorporated herein by reference.

HUB is a legal entity separate from its subsidiaries. The stock of Hudson United is HUB's principal asset. Dividends from Hudson United are the primary source of income for HUB. As explained above in Item 1(a), legal and regulatory limitations are imposed on the amount of dividends that may be paid by the Bank to HUB.

At December 31, 2001, HUB, through its subsidiaries, had total deposits of $6.0 billion, total loans of $4.4 billion and total assets of $7.0 billion. HUB ranked third among commercial banks and bank holding companies headquartered in New Jersey in terms of asset size at December 31, 2001. The Bank operates branch offices throughout the state of New Jersey; in the Hudson Valley area of New York State; in southern Connecticut in the areas between Greenwich and Hartford; and in Philadelphia and surrounding areas in Pennsylvania.

Hudson United is a full service commercial bank and offers the services generally provided by commercial banks of similar size and character, including imaged checking, savings, and time deposit accounts, 24-hour telephone banking, internet banking, trust services, cash management services, merchant services, safe deposit boxes, insurance, stock, bond, and mutual fund sales, secured and unsecured personal and commercial loans, residential and commercial real estate loans, and international services including import and export financing, foreign currency purchases and letters of credit. The Bank's deposit accounts are competitive with those of other banks and include checking, savings, money market accounts and a variety of interest-bearing transaction accounts. In the lending area, the Bank primarily engages in commercial lending, commercial real estate lending, consumer lending primarily consisting of home equity loans and auto loans and "private label" credit card programs for certain retailers and other businesses. Most of the Company's loans are secured by commercial real estate, residential real estate or other assets of borrowers.

The Company's main focus is on building banking relationships with individuals, and small and medium sized businesses. Management attempts to differentiate the Company from competitors by creating a superior "customer experience". In addition, the Company believes its ability to supply the services of a large institution with the personal touch of a small community bank represents a competitive advantage.

Hudson United offers a variety of trust services. At December 31, 2001, Hudson United's Trust Department had approximately $930.9 million of assets under management or in its custodial control.

There are numerous commercial banks headquartered in New Jersey, Connecticut, Pennsylvania and New York, which compete in the market areas serviced by the Company. In addition, large out-of-state banks compete for the business of residents and businesses located in the Company's primary market. A number of other depository institutions compete for the business of individuals and commercial enterprises including savings banks, savings and loan associations, brokerage houses, financial subsidiaries of other industries and credit unions. Other financial institutions, such as mutual funds, consumer finance companies, factoring companies, and insurance companies, also compete with the Company for loans or deposits. Competition for depositors' funds, for creditworthy loan customers and for trust business is intense.
Despite intense competition with institutions commanding greater financial resources, the Bank has been able to attract deposits, extend loans, sell its services and operate at a strong level of performance.

Hudson United has focused on becoming an integral part of the communities it serves. Officers and employees are incented to meet the needs of their customers and to meet the needs of the local communities served.

The Company had 1,777 full-time equivalent employees as of December 31, 2001.

(d) Financial Information about foreign and domestic operations and export sales.

Not Applicable

(e) Executive Officers of the Registrant

The following table sets forth certain information as to each executive officer of the Company who is not a director.

Name, Age and Position with the Company	Executive Officer of the Company Since	Principal Position
Joseph Barr, 52	2001	Executive Vice President, Retail Banking
William R. Coda, 44	2000	Executive Vice President, Human Resources and Professional Development
William A. Houlihan, 46	2001	Executive Vice President, and Chief Financial Officer
James Mayo, 62	2000	Executive Vice President, Operations and Technology
Thomas R. Nelson, 57	1998	Executive Vice President; Private Label Credit Card
Thomas J. Shara, 44	1995	Executive Vice President and Senior Loan Officer
D. Lynn Van Borkulo-Nuzzo, 52	1995	Executive Vice President and Corporate Secretary

(f) Statistical Disclosure Required Pursuant to Securities Exchange Act, Industry Guide 3

The statistical disclosures for a bank holding company required pursuant to Industry Guide 3 are contained on the following pages of this Report on Form 10K.

ITEM 2. PROPERTIES

The corporate headquarters of the Company and the Bank is located in a three story facility in Mahwah, New Jersey. HUB owns the building which is approximately 64,350 square feet and houses the executive offices of the Company and its subsidiaries. Hudson United occupied 201 branch offices as of December 31, 2001, of which 97 are owned and 104 are leased.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, lawsuits and claims may be brought by and may arise against HUB and its subsidiaries. In the opinion of management, no legal proceedings which have arisen and which are presently pending or threatened against HUB or its subsidiaries, when resolved, will have a material adverse effect on the business or financial condition of HUB or any of its subsidiaries.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of shareholders of HUB during the fourth quarter of the year ended December 31, 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of December 31, 2001, the Company had approximately 7,670 shareholders of record.

The Company's common stock is listed on the New York Stock Exchange under the symbol of "HU". The following represents the high and low closing sale prices from each quarter during the last two years. The numbers have been restated to reflect all stock dividends.

	2001	
	High	Low
1st Quarter	$ 23.42	$ 20.00
2nd Quarter	26.20	21.50
3rd Quarter	28.80	25.01
4th Quarter	29.33	25.02

	2000	
	High	Low
1st Quarter	$ 22.61	$ 16.42
2nd Quarter	24.77	17.67
3rd Quarter	25.11	20.34
4th Quarter	24.27	17.27

The following table shows the per share quarterly cash dividends paid upon the common stock over the last two years, restated to give retroactive effect to stock dividends.

2001		2000	
March	$0.250	March	$ 0.227
June	0.250	June	0.227
September	0.250	September	0.227
December	0.260	December	0.250

ITEM 6. SELECTED FINANCIAL DATA

(In Thousands Except For Per Share Amounts)

The following selected financial data should be read in conjunction with HUB's Consolidated Financial Statements and the notes presented elsewhere herein.

Results reported in this table for years other than 2001 have been restated to reflect pooling of interest transactions. Reference should be made to footnote 2, Business Combinations, of the Financial Statements for a discussion of recent acquisitions that affect the comparability of the information contained in this table.

($ 000) except per share data	2001	2000	1999	1998	1997
Net Interest Income	$285,366	$319,726	$ 343,066	$ 328,850	$ 326,544
Provision for Possible Loan and Lease Losses	34,147	24,000	52,200	35,607	24,442
Net Income	94,461	49,821	69,338	26,751	83,995
Per Share Data(1)					
Earnings Per Share:					
Basic	2.02	0.93	1.21	0.46	1.41
Diluted	2.00	0.92	1.18	0.44	1.35
Cash Dividends – Common	1.01	0.93	0.88	0.77	0.65
Balance Sheet Totals (at or for the year ended December 31,):					
Total Assets	6,999,535	6,817,226	9,686,286	8,897,775	8,649,847
Long Term Debt	248,300	248,300	257,300	257,300	210,050
Average Assets	6,710,167	8,207,384	9,248,141	8,721,572	8,314,181
Average Deposits	5,825,107	5,901,510	6,596,220	6,879,120	6,669,840
Average Equity	378,647	464,860	580,238	646,851	669,756

(1) Per share data is adjusted retroactively to reflect a 10% stock dividend paid December 1, 2000, a 3% stock dividend paid December 1, 1999, a 3% stock dividend paid September 1, 1998 and a 3% stock dividend paid December 1, 1997.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements Regarding Forward-Looking Information

This form 10-K, both in the Management Discussion & Analysis and elsewhere, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs and products, relationships, opportunities, technology and market conditions. These statements may be identified by such forward looking terminology as "expect," "look," "believe," "anticipate," "consider," "may," "will," or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. These include, but are not limited to, changes in interest rates, changes in economic conditions especially as they have been affected by recent developments, deposit and loan trends, loan quality, trends in loan loss provisions; changes in relationships with customers, failure to realize expected cost savings or revenue enhancements from changes in business strategies and acquisitions, and the effects of legal and regulatory provisions applicable to the Company and its competitors. Actual results may differ materially from the results discussed in these forward-looking statements. The Company assumes no obligation for updating any such forward-looking statements at any time.

Acquisition Summary

The Company began its acquisition program in the fall of 1990. Since that time, the Company has completed 31 acquisitions. Through these acquisitions, the Company has grown from a $550 million asset banking company to a community banking franchise with $7 billion in assets. From 1990 to 2001 return on average assets increased from less than 1% to 1.5% and return on average equity increased from less than 10% to 25%. The acquisition program has been utilized to achieve efficiencies and to distribute the cost of new products and technologies over a larger asset base. It is the Company's philosophy that acquisitions should become accretive to earnings within a short time frame, generally within one year. The financial results of certain of these acquisitions are difficult to measure other than on an as-reported basis each quarter because stock for stock acquisitions accounted for using the pooling-of-interests method change historical results from those actually reported by the Company.

The Company did not complete any acquisitions of other companies in 2001 and 2000.

The Company entered into agreements at several times in 2001 to purchase credit card assets from a subsidiary of Transamerica Finance Company. As of December 31, 2001, the Company had paid total consideration of $161.4 million for $157.0 million of these assets, with an associated premium of $4.4 million that is being amortized over five years. In August 2001, the Company assumed deposit liabilities from First International Bank in the amount of $272.8 million at a discount of $0.5 million. These were primarily brokered time deposits.

The Company consummated six acquisitions in 1999. On March 26, 1999, the Company completed its purchase of $151 million in deposits and a retail branch office in Hartford, Connecticut from First International Bank.

On May 20, 1999, the Company acquired Little Falls Bancorp, Inc. ("LFB"), which had assets of approximately $341 million and operated six offices in the Hunterdon and Passaic counties of New Jersey.

On October 22, 1999, the Company acquired the assets of Lyon Credit Corporation, a $350 million asset finance company and subsidiary of Credit Lyonnais Americas.

On December 1, 1999, the Company acquired the loans (approximately $148 million) and other financial assets, as well as assumed the deposit liabilities (approximately $112 million) of Advest Bank and Trust. In addition, a strategic partnership with Advest, Inc. was consummated on October 1, 1999, in which Hudson United Bank became the exclusive provider of banking products and services to the clients of Advest, Inc. That agreement was terminated in 2000 due to Advest's acquisition by a third party.

The above 1999 acquisitions were accounted for under the purchase method of accounting and, as such, the assets and earnings of the acquired entity are included in the Company's consolidated results only from the date of acquisition and thereafter.

On November 30, 1999, the Company completed its acquisition of JeffBanks, Inc. ("Jeff"), a $1.8 billion bank holding company with 32 branches located throughout the greater Philadelphia area of Pennsylvania and Southern Jersey.

On December 1, 1999, the Company completed its acquisition of Southern Jersey Bancorp ("SJB"), a $425 million asset institution with 17 branches in Southern New Jersey.

The Jeff and SJB acquisitions were accounted for using the pooling-of-interests accounting method and, accordingly, the statements for periods prior to the acquisitions have been restated to include these institutions and their results of operations.

Special Charges Summary

In 2000 and 1999, the Company incurred one-time charges ("special charges") as detailed below. Further details relative to the special charges are discussed in the "Noninterest Income" and "Noninterest Expenses" sections that follow.

	Years Ended December 31,	
Special Charges (In Thousands)	2000	1999
Merger related and restructuring charges	$ 15,004	$ 32,031
Nonrecurring Operating Charges	7,000	-
Investment Security losses	63,619	5,162
Special provisions for loan losses	-	33,000
Total special charges pre-tax	$ 85,623	$ 70,193
Total special charges after-tax	$ 58,472	$ 47,854

Results of Operations for the Years
Ended December 31, 2001, 2000 and 1999

The Company reported net income of $94.5 million and fully diluted earnings per share of $2.00 in 2001. The Company had net income of $49.8 million and fully diluted earnings per share of $0.92 in 2000. Excluding special charges, operating earnings were $108.3 million and fully diluted earnings per share were $2.00 in 2000. The Company had net income of $69.3 million and fully diluted earnings per share of $1.18 in 1999. Excluding special charges, the Company had operating earnings of $117.2 million and fully diluted earnings per share of $2.00 in 1999.

	Years Ended December 31,		
	2001	2000	1999
Return on Average Assets	1.41%	0.61%	0.75%
Return on Average Assets (excluding special charges)	1.41%	1.32%	1.27%
Return on Average Equity	24.95%	10.72%	11.95%
Return on Average Equity (excluding special charges)	24.95%	23.30%	20.20%
Common Dividend Payout Ratio	50.50%	101.09%	74.58%
Common Dividend Payout Ratio (excluding special charges)	50.50%	46.50%	44.00%
Average Stockholders' Equity to Average Assets Ratio	5.64%	5.66%	6.27%

Average Balances, Net Interest Income, Yields, and Rates

	Years Ended December 31,								
For the Years Ending		2001			2000			1999	
($ 000)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets									
Interest-bearing deposits with banks	$	$ -	-	$ -	$ -	-	$ 17,441	$ 1,132	6.49%
Federal funds sold	108,026	3,241	3.00%	1,770	111	6.31%	76,672	4,980	6.50%
Securities-taxable	1,195,549	81,646	6.83%	2,098,809	133,921	6.38%	3,328,654	204,937	6.16%
Securities-tax exempt (1)	38,487	2,628	6.83%	36,217	2,643	7.30%	85,184	7,249	8.51%
Loans (2)	4,793,998	386,791	8.07%	5,470,763	475,672	8.69%	5,136,467	432,041	8.41%
Total Earning Assets	$6,136,060	$ 474,306	7.73%	$7,607,559	$612,347	8.10%	$8,644,418	$650,339	7.52%
Cash and due from banks	226,551			243,729			273,926		
Allowance for loan losses	(85,311)			(97,500)			(79,095)		
Premises and equipment	120,880			129,502			115,924		
Other assets	311,987			324,094			292,968		
Total Assets	$6,710,167			$8,207,384			$9,248,141		
Liabilities and Stockholders' Equity									
NOW/Money market deposit accounts	$1,061,877	$ 20,198	1.90%	$1,029,708	$ 23,035	2.24%	$1,199,059	$ 24,125	2.01%
Savings accounts	1,382,794	25,666	1.86%	1,504,151	38,506	2.56%	1,405,688	28,184	2.00%
Time deposits	2,279,391	109,199	4.79%	2,192,996	112,290	5.12%	2,821,338	138,426	4.91%
Total Interest-Bearing Deposits	4,724,062	155,063	3.28%	$4,726,855	$ 173,831	3.68%	$5,426,085	$190,735	3.52%
Borrowings	221,123	9,020	4.08%	1,575,481	93,564	5.94%	1,722,512	88,902	5.16%
Long-term debt	248,300	20,914	8.42%	253,882	21,188	8.35%	257,218	21,873	8.50%
Total Interest-Bearing Liabilities	5,193,485	184,997	3.56%	$6,556,218	$ 288,583	4.40%	$7,405,815	$301,510	4.07%
Demand deposits	1,101,045			1,174,655			1,170,135		
Other liabilities	36,990			11,651			91,953		
Stockholders' equity	378,647			464,860			580,238		
Total Liabilities and Stockholders' Equity	$6,710,167			$8,207,384			$9,248,141		
Net Interest Income		$289,309			$323,764			$348,829	
Net Interest Margin (3)			4.71%			4.26%			4.04%

(1) The tax equivalent adjustments for the years ended December 31, 2001, 2000 and 1999 were $920, $925 and $2,245, respectively, and are based on a tax rate of 35%.

(2) The tax equivalent adjustments for the years ended December 31, 2001, 2000 and 1999 were $3,023, $3,113 and $3,518, respectively, and are based on a tax rate of 35%. Average loan balances include nonaccrual loans and loans held for resale.

(3) Represents tax equivalent net interest income divided by interest-earning assets.

The following table presents the relative contribution of changes in volumes and changes in rates to changes in net interest income for the periods indicated. The change in interest income and interest expense attributable to the combined impact of both volume and rate has been allocated proportionately to the change due to volume and the change due to rate (in thousands):

Changes in Taxable Equivalent Net Interest Income-Rate/Volume Analysis

For the Years Ending December 31,	Increase/(Decrease) 2001 over 2000			Increase/(Decrease) 2000 over 1999		
	Volume	Rate	Total	Volume	Rate	Total
Loans	$ (54,603)	$ (34,278)	$ (88,881)	$ 29,050	$ 14,581	$ 43,631
Securities-taxable	(61,685)	9,410	(52,275)	(78,355)	7,339	(71,016)
Securities-tax exempt	155	(170)	(15)	(3,575)	(1,031)	(4,606)
Federal funds sold	3,188	(58)	3,130	(4,869)	0	(4,869)
Interest bearing deposits	-	-	-	(1,131)	0	(1,131)
Total interest income	$ (112,945)	$ (25,096)	$(138,041)	$(58,880)	$ 20,889	$ (37,991)
NOW/Money market deposit accounts	$ 612	$ (3,449)	$ (2,837)	$ (3,793)	$ 2,703	$ (1,090)
Savings	(2,253)	(10,587)	(12,840)	2,521	7,801	10,322
Time deposits	4,139	(7,230)	(3,091)	(32,171)	6,035	(26,136)
Short-term borrowings	(55,241)	(29,304)	(84,545)	(8,734)	13,396	4,662
Long-term debt	(470)	197	(273)	(279)	(405)	(684)
Total interest expense	$ (53,213)	$ (50,373)	$(103,586)	$(42,456)	$ 29,530	$ (12,926)
Net Interest Income	$ (59,732)	$ 25,277	$ (34,455)	$(16,424)	$ (8,641)	$ (25,065)

Net Interest Income

Net interest income is the difference between the interest earned on earning assets and the interest paid on interest bearing liabilities. The principal earning assets are the loan portfolio, comprised of commercial loans to businesses, mortgage loans to businesses and individuals, consumer loans (such as car loans, home equity loans, etc.) and credit card loans; and the investment securities portfolio. The securities portfolio is invested primarily in U.S. Government Agency securities, U.S. Government Agency mortgage-backed securities and mortgage-related securities. Cash received from deposits and borrowings not required to fund loans and other assets are invested primarily in investment securities. The principal interest bearing liabilities are deposit accounts and borrowings.

Net interest income is affected by a number of factors including the level, pricing, and maturity of earning assets and interest-bearing liabilities, interest rate fluctuations, asset quality and the amount of noninterest-bearing deposits and capital. In the following discussion, interest income is presented on a fully taxable-equivalent basis ("FTE"). Fully taxable-equivalent interest income restates reported interest income on tax-exempt loans and securities as if such interest were taxed at the statutory Federal income tax rate of 35%.

Net interest income on a FTE basis was $289.3 million for 2001 compared to $323.8 million for 2000 and $348.8 million for 1999. The decrease in net interest income in 2001 compared to 2000 was due to a $1.5 billion decrease in average interest-earning assets, partially offset by an increase in the net interest margin of 45 basis points. The decrease in average interest-earning assets was mainly due to a lower average volume of investment securities due to the Company's deleveraging program. The decline in net interest income in 2000 compared to 1999 was due to a $1.04 billion decrease in average interest-earning assets, partially offset by a 22 basis point increase in the net interest margin.

Net Interest Margin

Net interest margin is computed by dividing net interest income on a FTE basis by average interest-earning assets. The Company's net interest margin was 4.71% in 2001 compared to 4.26% in 2000 and 4.04% in 1999. The 45 basis point increase in net interest margin in 2001 from 2000 was due mainly to lower interest rates paid on deposits and borrowings that exceeded the decrease in interest rates on interest earning assets. The 22 basis point increase in net interest margin in 2000 from 1999 was primarily due to an improvement in the asset mix, caused by an increase in average loans and a decrease in lower yielding investment securities, offset in part by higher interest rates paid on deposits and borrowings.

Noninterest Income

Noninterest income, excluding security gains/(losses) and trading asset gains was $98.1 million for 2001, $89.7 million for 2000 and $89.9 million for 1999. The increase in 2001 compared to 2000 was primarily due to increases in credit card fees, as a result of the Company's growth in the private label credit card business, increased retail service fees and the Company's investment in separate account bank owned life insurance in June 2001. In 2000, deposit account service fees grew 7% which was offset by declines in credit card and non-deposit related fee income. Noninterest income, excluding security gains/(losses) and trading asset gains, as a percentage of total net revenue (net interest income plus non interest income excluding gains and losses on securities and trading asset gains) was 26% in 2001, 22% in 2000, and 21% in 1999. Included in noninterest income for 2000 is a $63.6 million pre-tax special charge, related to the Company's balance sheet deleveraging program.

Noninterest Expenses

Noninterest expense, excluding special charges, decreased to $227.2 million in 2001 from $228.0 million in 2000 and $239.3 million in 1999. The decline in expense in 2001 was due primarily to cost savings related to efficiencies in operations partially offset by higher business development expenses. The decrease in expenses to $228.0 million in 2000 from $ 239.3 million in 1999 was due primarily to cost savings related to the JeffBanks and Southern Jersey Bancorp acquisitions.

Salary and benefit expense was $83.5 million in 2001, $89.9 million in 2000 and $102.7 million in 1999. The decline in 2001 compared to 2000, and in 2000 compared to 1999, was due to efficiencies realized in staff and support functions and consolidation of benefit plans.

Equipment expense was $18.6 million in 2001 as compared to $20.4 million in 2000 and $14.7 million in 1999. The lower expense in 2001 when compared to 2000 resulted mainly from efficiencies achieved after system conversion of the 1999 acquisitions was completed. The higher expense in 2000 when compared to 1999 resulted mainly from improvements in the Company's technological infrastructure.

Outside services expense was $50.4 million in 2001 as compared to $43.9 million in 2000 and $48.8 million in 1999. The increase in 2001 from 2000 resulted primarily from higher expenses related to developing and supporting the Company's business lines, paid primarily to third party data and item processing companies. The increase in 2000 compared to 1999 resulted from a $4.5 million decrease in professional fees.

Amortization of intangibles expense was $15.1 million in 2001, $15.5 million in 2000 and $14.9 million in 1999. Refer to the Recent Accounting Standards portion of the Notes to Consolidated Financial Statements for further discussion of intangible amortization.

There were no merger related and restructuring costs in 2001. Merger related and restructuring costs were $15.0 million and other nonrecurring operating charges were $7.0 million in 2000 primarily related to the terminated Dime merger of equals. These merger related and restructuring costs include the approximate amounts of $4.8 million for the recognition of severance benefits and consulting agreements, $2.0 million for stay pay obligations to current employees, $2.0 million for payments and reserves for the settlements of pre-existing litigation at acquired institutions and $4.2 million for the recognition of obligations for which the bank will not receive future benefits. The balance of the expenses are comprised of building writedowns and miscellaneous expenses including search fees, advisor expenses, and other miscellaneous items. The nonrecurring operating charges include $3.7 million related to the change to a new outsource service provider, $2.0 million for planned branch consolidation, and $1.3 million for the recognition of obligations for which the Bank will not recover future benefits.

Merger related and restructuring costs were $32.0 million in 1999. These costs include $12.6 million for payout and accruals for employment contracts, severance and other employee related costs, $3.9 million for branch closings, fixed asset disposition and other occupancy related costs, $5.6 million for technical support for system conversion and early termination of system related contracts, $1.8 million for legal and accounting professional services, $4.1 million for financial advisor costs, $2.0 million provision for other real estate owned and $2.0 million for other merger related expenses.

Federal Income Taxes

During valuation reviews in 2000, the Company established a $2.9 million valuation allowance against capital losses resulting from the sale of securities in 2000. Primarily as a result of a reduction in the allowance due to gains from the sale of securities and a higher level of tax exempt income resulting from an investment in bank owned life insurance, the Company had a lower effective tax rate and a lower provision for income taxes in 2001 compared to 2000 and 1999. The effective tax rate was 29.2% in 2001, 35.1% in 2000 and 36.0% in 1999.

Financial Condition

Total assets at December 31, 2001 were $7.0 billion, an increase from total assets at December 31, 2000 of $6.8 billion. This increase was due to increases in investment securities of $935.8 million and other assets of $126.6 million being offset in part by a decrease of $896.6 million in residential mortgage loans. The increase in securities and the subsequent decline in residential mortgage loans was due mainly to residential mortgage loan securitizations of $668.5 million during 2001. The increase in other assets was due primarily to the Company's investment of $125 million in bank owned life insurance during June 2001.

The Company designated $576 million of available for sale investment securities as trading account assets in the fourth quarter of 2001. The designation of securities was done as part of an investment securities portfolio restructuring strategy to reduce the overall average life of the investment portfolio and increase its cash flow, in anticipation of a stronger economy and a higher interest rate environment at some point in the future. This strategy also involves reducing the duration of the investment portfolio, and decreasing the potential changes in the market value of the underlying assets. This restructuring strategy should result in reduced interest income from its investment portfolio with interest rates at current levels, but more interest income as interest rates rise. The designation of securities resulted in a $10.2 million pretax gain in the fourth quarter of 2001. All of these securities were subsequently sold in the first quarter of 2002.

The Company also designated certain non-performing commercial and residential mortgage loans as held for sale assets in the fourth quarter of 2001. The designation is being done as part of a strategy to accelerate the resolution of such assets in 2002, to enable the Company to allocate more resources to new business activities. The non-performing loans prior to designation had a net book value of $26.3 million. The designation resulted in a $10.1 million provision for possible loan and lease losses relating to non-performing loans held for sale in the fourth quarter of 2001, and a corresponding charge off in the same amount. It is expected that these non-performing loans will be sold during the first quarter of 2002.

Total liabilities at December 31, 2001 were $6.6 billion, an increase from total liabilities at December 31, 2000 of $6.4 billion.

Total Stockholders' Equity was $383.9 million at December 31, 2001, an increase of $15.4 million from Stockholders' Equity of $368.5 million at December 31, 2000. This increase was due to net income of $94.5 million and other comprehensive income of $21.7 million, partially offset by cash dividends paid of $47.4 million and purchases of treasury stock of $56.3 million.

Securities

The securities portfolio serves as a source of liquidity, earnings, and a means of managing interest rate risk along with other asset liability management strategies. Consequently, the securities portfolio is managed over time in response to changes in market conditions and loan demand. The securities portfolio comprised 19% of the total assets of the Company at December 31, 2001 and 14% of the total assets of the Company at December 31, 2000.

The Company's securities portfolio consists primarily of U.S. government agency mortgage-backed and mortgage-related securities.

The following tables summarize the composition of the portfolios as of December 31, 2001 and 2000 (in thousands):

	2001				2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Market Value
Available for Sale Portfolio								
U. S. Government	$ 12,904	$ 147	$ -	$ 13,051	$ 31,839	$ 37	$ (48)	$ 31,828
U.S. Government Agencies	-	-	-	-	3,500	-	-	3,500
Mortgage-backed securities	1,032,993	14,670	(1,068)	1,046,595	241,356	320	(3,642)	238,034
States and Political subdivisions	26,992	363	(6)	27,349	1,516	41	-	1,557
Asset backed and Other debt securities	170,747	314	(31)	171,030	3,754	-	(193)	3,561
Federal Home Loan Bank stock	21,877	-	-	21,877	105,924	-	-	105,924
Other equity securities	22,571	614	(690)	22,495	43,092	279	(5,048)	38,323
	$1,288,084	$16,108	$ (1,795)	$1,302,397	$ 430,981	$ 677	$(8,931)	$ 422,727

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Market Value
Held to Maturity Portfolio				
U. S. Government	$ 24,199	$ -	$ (69)	$ 24,130
U.S. Government Agencies	38,229	488	(45)	38,672
Mortgage-backed securities	406,518	543	(7,845)	399,216
States and Political subdivisions	51,246	187	(41)	51,392
Other debt securities	-	-	-	-
	$ 520,192	$ 1,218	$ (8,000)	$513,410

The following table summarizes trading assets at December 31, 2001 (in thousands):

	Estimated Market Value
Trading Asset Portfolio	
Mortgage-backed securities	$ 575,007
Other debt securities	1,301
Total	$ 576,308

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective January 1, 2001. At the same time, the total held to maturity investment portfolio, at an amortized cost of $520,192, was transferred to the available for sale investment portfolio. At the time of transfer the market value of these securities was $513,410 and the unrealized loss on these securities was $6,782. The increase in investment securities at December 31, 2001 compared to December 31, 2000 was due to the securitization of $668.5 million of residential mortgages.

INVESTMENT PORTFOLIO
Carrying Value at End of Each Year

	As of December 31,		
	2001	2000 (in thousands)	1999
U.S. Treasury and other U.S. Government Agencies and Corporations	$ 1,059,646	$ 742,308	$ 3,087,607
State and Political Subdivisions	27,349	52,803	27,620
Asset backed and Other Debt Securities	169,729	3,561	45,348
Equity Securities	45,673	144,247	205,951
Subtotal	1,302,397	942,919	3,366,526
Trading Assets	576,308	-	-
TOTAL	$ 1,878,705	$ 942,919	$ 3,366,526

Maturities and Weighted Average Yield for the Year Ending December 31, 2001 (in thousands)

	Maturing							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and other U.S. Government Agencies and Corporations	$ 9,090	3.33%	$ 3,139	5.30%	$ 88,985	6.15%	$ 958,432	5.86%
States and Political Subdivisions	18,484	4.71	4,839	7.32	3,619	7.85	407	8.00
Asset backed and Other Debt Securities	68,358	5.45	68,408	5.45	23,938	6.07	9,025	6.65
Equity Securities	21,877	5.55	-	-	-	-	23,796	5.63
Subtotal	117,809	5.19	76,386	5.56	116,542	6.19	991,660	5.86
Trading Assets	-		-		-		576,308	6.36
TOTAL	$ 117,809	5.19	$ 76,386	5.56	$ 116,542	6.19	$1,567,968	6.04

Weighted average yields on tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a federal tax rate of 35.0 percent.

Loan Portfolio Distribution of Loans by Category

(Dollars in thousands)

(as of December 31,)	2001	2000	1999	1998	1997
Loans secured by real estate:					
Residential mortgage loans	$537,055	$ 1,433,697	$ 1,639,578	$ 1,739,054	$ 1,877,888
Loans held for sale	16,185	-	9,073	14,600	4,327
Residential home equity loans	329,571	338,164	357,941	230,587	216,215
Commercial mortgage loans	826,151	920,397	1,024,844	978,040	1,105,440
	$ 1,708,962	$ 2,692,258	$ 3,031,436	$ 2,962,281	$ 3,203,870
Commercial and industrial loans:					
Secured by real estate	232,005	280,544	275,411	233,536	285,057
Other	1,602,901	1,610,627	1,490,837	1,004,149	818,484
	$ 1,834,906	$ 1,891,171	$ 1,766,248	$ 1,237,685	$ 1,103,541
Credit cards	299,295	158,922	209,863	107,331	114,550
Other loans to individuals	617,624	535,172	672,034	578,346	489,800
Total Loan Portfolio	$ 4,460,787	$ 5,277,523	$ 5,679,581	$ 4,885,643	$ 4,911,761

Total loans decreased by $816.7 million to $4.46 billion at December 31, 2001 from $5.28 billion at December 31, 2000. The decline was mainly due to decreases in residential and commercial mortgage loans. The decrease in residential mortgage loans was due in most part to $668.5 million of securitizations completed during 2001. Credit card and other loans to individuals increased from year-end 2000 to year-end 2001. The Company continued its strategy of reducing its percentage of lower yielding residential mortgage loans arising from the thrift institutions acquired in 1998 as residential mortgage loans were 12% of total loans at December 31, 2001 compared to 27% of total loans at December 31, 2000.

The following table shows the maturity of loans outstanding (excluding residential mortgages of 1-4 family residences, installment loans and lease financing). Also provided are the amounts classified according to the sensitivity to changes in interest rates.

Maturities and Sensitivity to Changes in Interest Rates as of December 31, 2001 (in thousands)

(In thousands)	MATURING			
	Within One Year	After One But Within Five Years	After Five Years	Total
Commercial, Financial, and Agricultural	$ 1,104,522	$ 218,792	$ 279,587	$ 1,602,901
Real Estate Construction	194,674	31,826	5,505	232,005
Real Estate – Mortgage	694,127	347,693	464,181	1,506,001
TOTAL	$ 1,993,323	$ 598,311	$ 749,273	$ 3,340,907

SENSITIVITY TO CHANGES IN INTEREST RATES

	As of December 31, 2001	
	Fixed Rate	Variable Rate
Due Within One Year	$ 171,379	$1,821,944
Due After One But Within Five Years	484,676	113,635
Due After Five Years	730,501	18,772
TOTAL	$1,386,556	$1,954,351

Asset Quality

The Company's principal earning assets are its loans, which are made primarily to businesses and individuals located in New Jersey, New York, Connecticut and Pennsylvania, the areas in which the Company's branches are located. Inherent in the lending business is the risk of deterioration in a borrower's ability to repay loans under existing loan agreements. Other risk elements include the amount of nonaccrual and past-due loans, the amount of potential problem loans, industry or geographic loan concentrations, and the level of OREO that must be managed and disposed of.

Nonaccruing loans include commercial loans and commercial mortgage loans past due for payment 90-days or more or deemed uncollectable. Consumer loans are charged off after 120 days and credit card loans are charged off after 180 days. Residential real estate loans are generally placed on nonaccrual status after 180 days of delinquency. Any loan may be put on nonaccrual status earlier if the Company has concern about the future collectability of the loan or its ability to return to current status.

Nonaccrual real estate mortgage loans are principally loans in the foreclosure process secured by real estate, including single family residential, multi-family, and commercial properties.

Nonaccruing consumer credit loans are loans to individuals. Excluding the credit card receivables, these loans are principally secured by automobiles or real estate.

Renegotiated loans are loans which were renegotiated as to the term or rate or both to assist the borrower after the borrower has suffered adverse effects in financial condition. Terms are designed to fit the ability of the borrower to repay and the Company's objective of obtaining repayment. The Company has no loans which are considered renegotiated as of December 31, 2001.

OREO consists of properties on which the Bank has foreclosed or has taken a deed in lieu of the loan obligation. OREO properties are carried at the lower of cost or fair value at all times, net of estimated costs to sell. The cost to maintain the properties during ownership and any further declines in fair value are charged to current earnings. The Company has been successful in disposing of OREO properties, including those acquired in acquisitions. OREO, including OREO classified in "Assets Held for Sale" on the balance sheet, amounted to $3.4 million at December 31, 2001, $4.3 million at December 31, 2000, and $3.9 million at December 31, 1999.

Nonperforming Assets

Nonperforming assets were $47.9 million at December 31, 2001 compared to $62.2 at December 31, 2000 and $53.1 million at December 31, 1999. Of the nonperforming assets,at December 31, 2001, $16.2 million were classified as loans held for sale and are expected to be disposed of in the first quarter of 2002. The decline at December 31, 2001 from December 31, 2000 was mainly the result of the Company's chargeoffs of non performing loans and resolutions of non performing loans, due to the Company's continuing effort to reduce the level of nonperforming assets. The increase at December 31, 2000 from December 31, 1999 was mainly due to an increase in non-performing commercial and industrial loans.

The amount of interest income on nonperforming loans which would have been recorded had these loans continued to perform under their original terms amounted to $7.6 million in 2001, $4.5 million in 2000, and $3.2 million in 1999. The amount of interest income recorded on such loans for each of the years was $0.9 million in 2001, $0.6 million in 2000, and $0.4 million in 1999. The Company has no outstanding commitments to advance additional funds to borrowers whose loans are in a nonperforming status.

Measures to control and reduce the level of nonperforming loans are continuing. Efforts are made to identify slow paying loans and collection procedures are instituted. After identification, steps are taken to understand the problems of the borrower and to work with the borrower toward resolving the problem, if practicable. Continuing collection efforts are a priority for the Company.

The following table summarizes the Company's nonperforming assets at the dates indicated (in thousands):

Nonperforming Assets (including assets held for sale)	December 31, 2001	2000	1999	1998	1997
Nonaccrual Loans	$ 44,469[1]	$ 57,898	$ 46,352	$ 46,178	$ 64,766
Renegotiated Loans	-	-	2,751	5,632	19,054
Total Nonperforming Loans	$ 44,469	$ 57,898	$ 49,103	$ 51,810	$ 83,820
Other Real Estate Owned	3,381	4,318	3,948	8,151	15,568
Total Nonperforming Assets	$ 47,850	$ 62,216	$ 53,051	$ 59,961	$ 99,388
Ratios:					
Nonaccrual Loans to Total Loans	1.00%	1.10%	0.82%	0.95%	1.32%
Allowance for Loan and Lease Losses to Nonaccrual Loans	158	164	213	165	132
Allowance for Loan and Lease Losses to Nonperforming Loans	158	164	201	147	102

[1]Includes $16.2 million of nonperforming loans held for sale at December 31, 2001.

The following table shows the loans past due 90 days or more and still accruing and applicable asset quality ratios:

(Dollars in thousands)	As of December 31, 2001	2000	1999
Commercial & industrial	$ 2,600	$ 4,293	$ 3,004
Real estate mortgages	6,053	13,080	13,085
Consumer credit	3,287	4,034	3,011
Credit card	9,068	8,371	4,139
Total Loans Past-Due 90-Days or More and Still Accruing	$21,008	$ 29,778	$ 23,239
As a percent of Total Loans	0.47%	0.56%	0.41%
As a percent of Total Assets	0.30%	0.44%	0.24%

Allowance for Possible Loan and Lease Losses

The provision for possible loan and lease losses was $34.1 million for 2001 compared with $24.0 million in 2000 and $52.2 million in 1999. The increase resulted from a provision established in conjunction with the designation of certain nonperforming commercial mortgage loans and residential mortgage loans as held for sale assets in the fourth quarter of 2001. The designation is being done as part of a strategy to accelerate the resolution of such assets in 2002, to enable the Company to allocate more resources to new business activities. The nonperforming loans prior to the designation had a net book value of $26.3 million. The designation resulted in a $10.1 million provision for possible loan and lease losses relating to nonperforming loans held for sale in the fourth quarter of 2001, and a corresponding charge off in the same amount. The decrease in 2000 from 1999 was due to a $33.0 million special provision taken in 1999 to conform the loan reserve policies of Jeff and SJB to that of the Company.

The determination of the adequacy of the Allowance for Possible Loan and Lease Losses ("the Allowance") and the periodic provisioning for estimated losses included in the consolidated financial statements is the responsibility of management. The evaluation process is undertaken on a monthly basis. The methodology employed for assessing the adequacy of the Allowance consists of the following two criteria:

1. The establishment of reserve amounts for all specifically identified criticized loans, including those arising from business combinations, that have been designated as requiring attention by management's internal loan review program.
2. The establishment of reserves for pools of homogenous types of loans not subject to specific review, including 1-4 family residential mortgages, consumer loans, and credit card accounts, based upon historical loss rates.

An allocation of the allowance for the non-criticized loans in each portfolio and for all off-balance sheet exposures is determined based upon the historical average loss experience of those portfolios.

Consideration is also given to the changed risk profile brought about by the aforementioned business combinations, customer knowledge, the results of ongoing credit quality monitoring processes, the adequacy and expertise of the Company's lending work out and collection staffs, underwriting policies, loss histories, delinquency trends, the cyclical nature of economic and business conditions and the concentration of real estate related loans located in the Northeastern part of the United States. Since many of the loans depend upon the sufficiency of collateral as a secondary source of repayment, any adverse trend in the real estate markets could affect underlying values available to protect the Company from loss. Other evidence used to determine the amount of the Allowance and its components are as follows:

- regulatory and other examinations
- the amount and trend of criticized loans
- actual losses
- peer comparisons with other financial institutions
- economic data associated with the real estate market in the Company's area of operations
- opportunities to dispose of marginally performing loans for cash considerations

Based upon the process employed and giving recognition to all attendant factors associated with the loan portfolio, management considers the Allowance for Possible Loan and Lease Losses to be adequate at December 31, 2001.

The Allowance as a percentage of total loans outstanding was 1.58% at December 31, 2001, 1.80% at December 31, 2000 and 1.74% at December 31, 1999. The Allowance as a percentage of nonperforming loans was 158% at December 31, 2001, 164% at December 31, 2000 and 201% at December 31, 1999.

The following is a summary of the activity in the allowance for possible loan and lease losses, by loan category, for the years indicated (in thousands):

Allowance for Possible Loan and Lease Losses

	2001	2000	1999	1998	1997
Amount of Loans Outstanding at End of Year	$ 4,460,787	$ 5,277,523	$ 5,679,581	$ 4,885,643	$ 4,911,761
Daily Average Amount of Loans Outstanding	4,793,998	$ 5,470,763	$ 5,136,467	$ 4,923,410	$ 4,824,845
Allowance for Possible Loan and Lease Losses					
Balance at beginning of year	$ 95,180	$ 98,749	$ 76,043	$ 85,230	$ 81,979
Loans charged off:					
Real estate mortgages	6,851	2,847	13,657	11,207	10,861
Commercial and Industrial	21,323	8,778	10,388	10,034	7,489
Consumer Credit	33,517	23,781	24,012	22,083	15,364
Other	67	-	-	-	384
Assets held for sale (1)	10,147	-	-	9,521	
Total loans charged off	$ 71,905	$ 35,406	$ 48,057	$ 52,845	$ 34,098
Recoveries:					
Real estate mortgages	935	772	1,902	988	2,684
Commercial and Industrial	1,625	1,822	1,962	1,629	3,113
Consumer Credit	5,255	5,243	6,065	3,437	3,512
Other	98	-	-	47	798
Total recoveries	7,913	7,837	9,929	6,101	10,107
Net loans charged off	63,992	27,569	38,128	46,744	23,991
Provision for possible loan and lease losses - portfolio loans	24,000	24,000	52,200	35,607	24,442
Provision for possible loan and lease losses - non-performing loans held for sale	10,147	-	-	-	-
Allowance of acquired companies	4,711	-	8,634	1,950	2,800
Balance at end of year	$ 70,046	$ 95,180	$ 98,749	$ 76,043	$ 85,230
Provision for possible loan and lease losses as a percentage of average loans outstanding	0.71%	0.44%	1.02%	0.72%	0.51%
Net charge offs as a percentage of average loans outstanding	1.33%	0.50%	0.74%	0.95%	0.50%
Allowance for possible loan and lease losses as a percentage of loans outstanding at year end	1.57%	1.80%	1.74%	1.56%	1.74%

(1) The writedown of assets held for sale pertains to the planned disposal of $54 million of nonaccrual loans and OREO properties in 1998 and $16.2 million of nonaccrual loans in 2001.

Management formally reviews the loan portfolio and evaluates credit risk on a monthly basis throughout the year. Such review takes into consideration the financial condition of the borrowers, fair market value of the collateral, level of delinquencies, historical loss experience by loan category, industrial trends and the impact of local and national economic conditions.

The following is the allocation of the allowance for possible loan losses by loan category (in thousands):

Allocation of the Allowance for Possible Loan and Lease Losses

	As of December 31,									
	2001		2000		1999		1998		1997	
	Allowance	Category Percent of Loans(%)	Allowance	Category Percent of Loans(%)	Allowance	Category Percent of Loans(%)	Allowance	Category Percent of Loans(%)	Allowance	Category Percent of Loans(%)
Real estate mortgages	$ 9,607	30.7%	$ 23,245	44.4%	$ 25,484	46.5%	$ 23,868	60.6%	$ 30,273	65.2%
Commercial and industrial	32,546	41.3%	42,355	36.2%	43,974	31.8%	18,493	25.3%	20,233	22.5%
Consumer Credit	27,893	28.0%	28,278	19.4%	24,895	21.7%	20,650	14.1%	11,650	12.3%
Unallocated	0		1,302		4,396		13,032		23,074	
Total	$ 70,046	100.0%	$ 95,180	100.0%	$ 98,749	100.0%	$ 76,043	100.0%	$ 85,230	100.0%

Deposits

As of December 31, 2001, Hudson had 98 branch offices in New Jersey, 36 branch offices in New York State, 42 branch offices in Connecticut, and 25 branch offices in Pennsylvania, for a total of 201 branches.

The following table summarizes the deposit base at the dates indicated (in thousands):

	December 31,					
	2001	2001 % of Total	2000	2000 % of Total	1999	1999 % of Total
Noninterest-bearing deposits	$ 1,215,367	20.3%	$ 1,162,677	20.0%	$ 1,231,478	19.1%
NOW/MMDA deposits	1,233,964	20.6%	1,080,641	18.6%	1,145,398	17.7%
Savings deposits	1,317,973	22.0%	1,441,073	24.8%	1,528,033	23.7%
Time deposits	2,216,241	37.1%	2,128,876	36.6%	2,550,436	39.5%
Total Deposits	$ 5,983,545	100.0%	$ 5,813,267	100.0%	$ 6,455,345	100.0%

Total deposits increased at December 31, 2001 from December 31, 2000.

Approximately 20% of the Company's deposits were in non-interest bearing accounts, 43% in NOW, MMDA and savings accounts, and 37% in time deposits as of December 31, 2001.

The following table sets forth average deposits and average rates for each of the years indicated.

	As of December 31, 2001		2000		1999	
	Amount	Interest Rate	Amount	Interest Rate	Amount	Interest Rate
			(In thousands)			
Domestic Bank Offices:						
Noninterest bearing demand deposits	$1,101,045		$ 1,174,655		$ 1,170,135	
Interest-bearing demand deposits	1,061,877	1.90%	1,029,708	2.24%	1,199,059	2.01%
Savings deposits	1,382,794	1.86%	1,504,151	2.56%	1,405,688	2.00%
Time deposits	2,279,392	4.79%	2,192,996	5.12%	2,821,338	4.91%
TOTAL	$5,825,108		$ 5,901,510		$ 6,596,220	

Maturities of certificates of deposit and other time deposits of $100,000 or more issued by domestic offices, outstanding at December 31, 2001 are summarized as follows:

	Time Certificates of Deposit	Other Time Deposits	Total
		(In thousands)	
3 months or less	$ 285,088	$ 248,824	$ 533,912
Over 3 through 6 months	111,445	27,657	139,102
Over 6 through 12 months	99,687	-	99,687
12 months and over	61,594	65,291	126,885
TOTAL	$ 557,814	$ 341,772	$ 899,586

Liquidity

Liquidity is a measure of the Company's ability to meet the needs of depositors, borrowers, and creditors at a reasonable cost and without adverse financial consequences. The Company has several liquidity measurements that are evaluated on a frequent basis. The Company has adequate sources of liquidity including the ability to attract deposits from businesses and individuals through its branches; brokered deposits from securities firms; cash flow from interest; prepayments and principal repayments on investment securities and loans; Securities Available for Sale, and the ability to borrow funds on a collateralized basis from the Federal Home Loan Bank and Federal Reserve discount window, repurchase agreements collateralized by securities with securities firms, and other sources. The management of balance sheet volumes, mixes, and maturities enables the Company to maintain adequate levels of liquidity.

The Company does not rely on its unsecured credit ratings for borrowing senior debt to fund its operations in the institutional certificate of deposit market or debt market. The Company does rely on its unsecured credit ratings for issuing subordinated debt and capital trust securities to enhance its regulatory capital ratios.

Fitch has assigned Hudson United Bank a rating of A- for long term deposits and F2 for short term deposits. In addition Fitch has assigned a rating of BBB for subordinated debt and capital trust obligations of the Company. Moody's has assigned to Hudson United Bank a Baa1 rating for long term deposits and a rating of P2 for short term deposits. Standard and Poor's has assigned a rating of BB+ to the Company's subordinated debt.

Any downgrading of the Company's unsecured credit ratings would not cause the interest rate on any of its subordinated debt or capital trust obligations to increase, or cause the principal amount to be putable by the holders to the Company. A downgrading of the

Company's unsecured credit ratings could make it difficult for the Company to issue additional subordinated debt or capital trust securities on attractive terms, if at all.

Capital

Capital adequacy is a measure of the amount of capital needed to support asset and asset growth, absorb unanticipated losses, and provide safety for depositors. The regulators establish minimum capital ratio guidelines for the banking industry.

The following table sets forth the regulatory minimum capital ratio guidelines, the capital ratio guidelines an institution must meet to be considered well capitalized and the current capital ratios of the Company.

	Regulatory Minimum Capital Ratios	Well Capitalized Capital Ratios	Company Capital Ratios
Tier 1 Leverage Ratio	4%	5%	5.8%
Tier 1 Risk-Based Capital Ratio	4%	6%	7.5%
Total Risk-Based Capital	8%	10%	10.5%

At December 31, 2001, 2000, and 1999, the Company exceeded all regulatory capital guidelines including those for a well-capitalized institution (See Footnote 24 to the Consolidated Financial Statements).

On September 3, 1998, the Company paid a 3% stock dividend and increased its regular quarterly cash dividend to $0.25 per common share. On December 1, 1999, the Company paid a 3% stock dividend and maintained its regular quarterly cash dividend at $0.25 per common share. On December 1, 2000, the Company paid a 10% stock dividend and maintained its regular quarterly cash dividend at $0.25 per common share. On October 24, 2001 the Company increased its cash dividend to $.26 per share. The dividend payout ratio, based on cash dividends per share and diluted earnings per share, was 101% for 2000 compared to 75% for 1999 and 175% in 1998. The higher ratios in 2000 and 1998 were due to lower net income resulting from the special charges in those years. Excluding special charges, the payout ratio would have been 47% in 2000, 44% in 1999 and 52% in 1998.

In January 1994, the Company issued $25.0 million aggregate principal amount of subordinated debentures which mature in 2004 and bear interest at a fixed rate of 7.75% per annum payable semi-annually.

In March 1996, the Company issued $23.0 million aggregate principal amount of subordinated debentures which mature in 2006 and bear interest at a fixed rate of 8.75% per annum payable semi-annually. These notes are redeemable at the option of the Company, in whole or in part, at any time after April 1, 2001, at their stated principal amount plus accrued interest, if any.

In September 1996, the Company issued $75.0 million of subordinated debt. The subordinated debentures bear interest at a fixed rated of 8.20% per annum payable semi-annually and mature in 2006.

Proceeds of the above issuances were used for general corporate purposes including providing Tier I capital to the subsidiary bank. The debt has been structured to comply with the Federal Reserve Bank rules regarding debt qualifying as Tier 2 capital at the Company.

On January 1997, the Company placed $50.0 million in aggregate liquidation amount at a fixed rate 8.98% Capital Securities due February 2027, using HUBCO Capital Trust I, a statutory business trust formed under the laws of the State of Delaware. The sole asset of the trust, which is the obligor on the Series B Capital Securities, is $51.5 million principal amount at a fixed rate of 8.98% Junior Subordinated Debentures due 2027 of the Company. The 8.98% Capital securities are redeemable by the company on or after February 1, 2007, or earlier in the event the deduction of related interest for federal income taxes is prohibited, treatment as Tier 1 capital is no longer permitted or certain other contingencies arise.

In February 1997, the Company placed $25.0 million in aggregate liquidation amount at a fixed rate of 9.25% Capital Securities due March 2027, using JBI Capital Trust I, a statutory business trust formed under the laws of the State of Delaware. The sole asset of the trust, which is the obligor on the Series B Capital Securities, is $25.3 million principal amount at a fixed rate of 9.25% Junior Subordinated Debentures due 2027 of the Company. The 9.25% Trust preferred securities are callable by the Company on or after March 31, 2002, or earlier in the event the deduction of related interest for federal income taxes is prohibited, treatment as Tier I capital is no longer permitted or certain other contingencies arise.

In June 1998, the Company placed $50.0 million in aggregate liquidation amount at a fixed rate of 7.65% Capital Securities due June 2028, using HUBCO Capital Trust II, a statutory business trust formed under the laws of the State of Delaware. The sole assets of the trust, which is the obligor on the Series B Capital Securities, is $51.5 million principal amount at a fixed rate of 7.65% Junior

Subordinated Debentures due 2028 of the Company. The 7.65% Capital securities are redeemable by the company on or after June 15, 2008, or earlier in the event the deduction of related interest for federal income taxes is prohibited, treatment as Tier 1 capital is no longer permitted or certain other contingencies arise.

The three issues of capital securities have preference over the common securities under certain circumstances with respect to cash distributions and amounts payable on liquidation and are guaranteed by the Company. The net proceeds of the offerings are being used for general corporate purposes and to increase capital levels of the Company and its subsidiaries. Except for a minimal amount, the securities qualify as Tier I capital under the capital guidelines of the Federal Reserve.

At the end of the reporting period, there were no known uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity or capital resources.

The following is a maturity distribution of outstanding subordinated debt and capital trust securities:

Year Maturing	($ millions)
2004	$ 25.0
2006	98.0
2027	75.3
2028	50.0
	$ 248.3

Interest and Liquidity rate sensitivity management

The primary objectives of asset/liability management are to provide for the safety of depositor and investor funds, assure adequate liquidity, maintain an appropriate balance between interest-sensitive earning assets and interest-sensitive liabilities and enhance earnings. Interest rate sensitivity management ensures that the Company maintains acceptable levels of net interest income throughout a range of interest rate environments. The Company seeks to maintain its interest rate risk within a range that it believes is both manageable and prudent, given its capital and income generating capacity.

Liquidity risk is the risk to earnings or capital that would arise from a bank's inability to meet its obligations when they come due, without incurring unacceptable losses. Liquidity management is a planning process that ensures that the Company has ample funds from net income, cash flow from interest, prepayments and principal repayment of loans and investment securities, proceeds from sales of assets, and cash flow from increases in deposits from customers to satisfy operational needs, potential deposit outflows, repayment of borrowings, loan commitments and the projected credit needs of its customer base. In addition, the Company has a number of collateralized borrowing facilities with the Federal Home Loan Bank and Federal Reserve, primary broker dealers and other sources that are or can be used as sources of liquidity without having to sell assets to raise cash. The Company uses several measurements in monitoring its liquidity position. At December 31, 2001, the Company's liquidity ratios exceed all minimum standards set forth by internal policies.

The Company has an asset/liability management committee, which manages the risks associated with the volatility of interest rates and the resulting impact on net interest income, net income and capital. The management of interest rate risk at the Company is performed by: (i) "income simulation analysis" which analyzes the effects of interest rate changes on net interest income, net income and capital over specific periods of time and captures the dynamic impact of interest rate changes on the Company's mix of assets and liabilities and (ii) analyzing the maturity and repricing relationships between interest earning assets and interest bearing liabilities at specific points in time ('GAP').

The following table presents the GAP position of the Company at December 31, 2001. In preparing this table, management has anticipated prepayments for mortgage-backed securities and mortgage-related securities according to standard industry prepayment assumptions in effect at year-end. Total loans include adjustable rate loans, which are placed according to repricing periods. Fixed rate residential mortgages are assumed to prepay at rates consistent with historical average housing turnover rates. Money market deposits and interest bearing demand accounts have been included in the due within 90 days category. Assets with daily floating rates are included in the due within 90 days category. Assets and liabilities are included in the table based on their maturities, expected cash repayments or period of first repricing, subject to the foregoing assumptions.

In analyzing its GAP position, although all time periods are considered, the Company emphasizes the next twelve-month period. An institution is considered to be liability sensitive, or having a negative GAP, when the amount of interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest-earning assets also repricing within that time period. Conversely, an institution is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-bearing liabilities maturing or repricing is less than the amount of its interest-earning assets also maturing or repricing during the same period. Theoretically, in a falling interest rate environment, a negative GAP should result in an increase in net interest income, and in a rising interest rate environment this negative GAP should adversely affect net interest income. The converse would be true for a positive GAP.

However, shortcomings are inherent in a simplified GAP analysis that may result in changes in interest rates affecting net interest income more or less than the GAP analysis would indicate. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Furthermore, repricing characteristics of certain assets and liabilities may vary substantially within a given time period. In the event of a change in interest rates, prepayment and early withdrawal levels could also deviate significantly from those assumed in calculating GAP. Also, GAP does not permit analysis of how changes in the mix of various assets and liabilities and growth rate assumptions impact net interest income.

The following table shows the Gap position of the Company at December 31, 2001 (in thousands):

	Due Within One Year or Less	Due Between One and Five Years	Due Over Five Years	Total
ASSETS				
Securities	$ 298,847	$ 1,069,085	$ 484,340	$ 1,852,272
Total Loans	2,338,960	1,329,555	747,803	4,416,318
Total Earning Assets	$ 2,637,807	$ 2,398,640	$ 1,232,143	$ 6,268,590
Percent of Total Earning Assets	42.0%	38.3%	19.7%	100%
LIABILITIES				
Interest-Bearing Deposits	$ 2,721,676	$ 1,251,552	$ 794,950	$ 4,768,178
Borrowings	257,192	25,000	29,774	311,966
Total Interest-Bearing Liabilities	$ 2,978,868	$ 1,276,552	$ 824,724	$ 5,080,144
Percent of Total	58.6%	25.1%	16.2%	100%
Interest Rate Sensitivity Gap before off-balance sheet derivatives	$ (341,061)	$ 1,122,088	$ 407,419	$ 1,188,446
Off-balance sheet derivatives	$ 225,000	$ 535,000	$ -	$ 760,000
Gap after off-balance sheet derivatives	$ (116,061)	$ 1,657,088	$ 407,419	$ 1,948,446
Gap as a percent of Earnings Assets	(1.8)%	26.4%	6.5%	31.1%

Due in part to the shortcomings of GAP analysis, the Asset/Liability Committee of the Company believes that financial simulation modeling more accurately estimates the effects and exposure on net interest income to changes in interest rates. It attempts to measure the degree to which the interest income and interest expense on certain assets and liabilities which are directly leveled to market indices, such as Fed Funds or the Prime Rate or LIBOR, may change as market interest rate changes. It also attempts to measure the degree to which interest expense on deposits, the rates which are administered by the Bank's management, but which need to be generally competitive with the administered deposit rates established by other banks, may change as market interest rates change, and the degree to which balances in deposit accounts may change due to changes in administered rates implemented by the Bank's management. It additionally attempts to measure how changes in the composition of the investment portfolio may change the potential interest income and cash flow of the Bank, and how hedging instruments such as interest rate derivatives may be used to change the interest sensitivity of certain assets and liabilities. As such, net interest income simulation is designed to address the likely probability of changes in net interest income as a result of interest rate changes and behavioral response of the components of the balance sheet to those changes. The Market Value of Portfolio Equity represents the fair values of the net present value of assets, liabilities, and off-balance sheet items.

Financial modeling is performed under several scenarios including a regulatory rate shock scenario which measures changes in net interest income over the next twelve months and market value of portfolio equity given instantaneous and sustained changes in interest rates.

During 2001, the Company entered into a series of derivative contracts (interest rate swaps, floors and caps) to hedge the variability of its net interest income. These agreements are entered into as hedges against interest rate risk and are designated against specific assets and liabilities. The notional amount of the derivative contracts totaled $760 million at December 31, 2001.

The purpose of these contracts is to limit the volatility in the Company's net interest income and net interest margin in the event of changes in interest rates. Management did not enter into these contracts for speculative purposes. Under SFAS No. 133, the Company has adopted hedge accounting for these contracts. SFAS No. 133 states that the net payments under the contracts should be recorded in interest income and the change in valuation of the contracts should be recorded in "accumulated other comprehensive income (loss)" in total stockholders' equity. Changes in interest rates will impact the cash flows and valuation of the derivative contracts, but management does not expect the overall financial statement impact to be material under any interest rate scenario.

The following table depicts the Company's sensitivity to interest rate changes and the effects on the Market Value of Portfolio Equity as of December 31, 2001 under several scenarios including the regulatory rate shock scenario (in thousands).

Rate Shock Model

Basis point rate change	Net Interest Income	Effect on Market Value of Portfolio Equity
+200 bp	+3%	-14%
+100 bp	+2%	-8%
-100 bp	+.5%	+8%
-200 bp	+.1%	+18%

The following table illustrates the changes in the Bank's quarterly net interest income in 2001 management believes that the results shown in the following table indicate that the Company's use of financial simulation modeling helped it maintain generally stable net interest income during the year:

Quarter Ended	Net Interest Income (millions)
March 31, 2001	$ 70.4
June 30, 2001	$ 72.0
September 30, 2001	$ 70.6
December 31, 2001	$ 72.3

Item 7A. QUANTITIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations "Asset/Liability Management".

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following are included in this item
Report of Independent Public Accountants
Consolidated Balance Sheets at December 31, 2001 and 2000
Consolidated Statements of Income for each of the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Comprehensive Income for each of the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the each of the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Changes in Stockholder's Equity for each of the years ended December 2001, 2000 and 1999
Notes to Consolidated Financial Statements

Selected quarterly financial data of the Company for 2001 and 2000 are reported in "Item7- Management's Discussion and Analysis of Financial Condition and Results of Operations-Selected Quarterly Financial Data".

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEMS 10 THROUGH 13.

Information required by Part III (Items 10 through 13) of this Form 10-K is incorporated by reference to the Company's definitive Proxy Statement for the Annual Meeting of Shareholders scheduled to be held April 17, 2002, which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year to which this report relates.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Hudson United Bancorp:

We have audited the accompanying consolidated balance sheets of Hudson United Bancorp (a New Jersey corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson United Bancorp and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Roseland, New Jersey
January 15, 2002

Hudson United Bancorp and Subsidiaries
Consolidated Balance Sheets

(in thousands)	Dec 31, 2001	Dec 31, 2000
ASSETS		
Cash and due from banks	$ 231,641	$ 276,784
Federal funds sold and other	557	18,755
TOTAL CASH AND CASH EQUIVALENTS	$ 232,198	$ 295,539
Investment securities available for sale, at market value	$ 1,302,397	$ 422,727
Investment securities held to maturity, at cost (market value of $513,410 at December 31, 2000)	-	520,192
Trading Assets, at market value	576,308	-
Loans Held for Sale	16,185	-
Loans and leases:		
Commercial and financial	$ 1,834,906	$ 1,891,171
Commercial real estate mortgages	826,151	920,397
Consumer	947,195	873,336
Credit card	299,295	158,922
Sub-total	$ 3,907,547	$ 3,843,826
Residential mortgages	537,055	1,433,697
TOTAL LOANS AND LEASES	$ 4,444,602	$ 5,277,523
Less: Allowance for possible loan and lease losses	(70,046)	(95,180)
NET LOANS AND LEASES	$ 4,374,556	$ 5,182,343
Premises and equipment, net	115,273	124,821
Other real estate owned	3,381	4,318
Intangibles, net of amortization	86,157	100,760
Other assets	293,080	166,526
TOTAL ASSETS	$ 6,999,535	$ 6,817,226
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest bearing	$ 1,215,367	$ 1,162,677
Interest bearing	4,768,178	4,650,590
TOTAL DEPOSITS	$ 5,983,545	$ 5,813,267
Borrowings	311,966	358,861
Other liabilities	71,820	28,325
Subordinated debt	123,000	123,000
Company-obligated mandatorily redeemable preferred capital securities of three subsidiary trusts holding solely junior subordinated debentures of the Company	125,300	125,300
TOTAL LIABILITIES	$ 6,615,631	$ 6,448,753
Stockholders' Equity:		
Common stock, no par value; authorized 103,000,000 shares; 52,186,866 shares issued and 45,814,227 shares outstanding December 31, 2001 and 52,171,701 shares issued and 47,964,579 shares outstanding December 31, 2000	$ 92,796	$ 92,762
Additional paid-in capital	320,309	322,131
Retained earnings	104,570	56,759
Treasury stock, at cost, 6,372,639 shares December 31, 2001 and 4,207,122 shares December 31, 2000	(146,560)	(92,293)
Restricted Stock	(3,795)	(5,759)
Accumulated other comprehensive income (loss)	16,584	(5,127)
TOTAL STOCKHOLDERS' EQUITY	$ 383,904	$ 368,473
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,999,535	$ 6,817,226

See Notes to Consolidated Financial Statements.

Hudson United Bancorp and Subsidiaries
Consolidated Statements of Income

(in thousands, except share data)	Year Ended December 31, 2001	2000	1999
INTEREST AND FEE INCOME:			
Loans and leases	$ 383,768	$ 472,559	$ 428,523
Investment securities	75,664	134,881	209,941
Other	10,931	869	6,112
TOTAL INTEREST AND FEE INCOME	$ 470,363	$ 608,309	$ 644,576
INTEREST EXPENSE:			
Deposits	$ 155,063	$ 173,831	$ 190,735
Borrowings	9,020	93,564	88,902
Subordinated and other debt	20,914	21,188	21,873
TOTAL INTEREST EXPENSE	$ 184,997	$ 288,583	$ 301,510
NET INTEREST INCOME	$ 285,366	$ 319,726	$343,066
PROVISION FOR POSSIBLE LOAN AND LEASE LOSSES, PORTFOLIO LOANS	24,000	24,000	52,200
PROVISION FOR POSSIBLE LOAN AND LEASE LOSSES, NON-PERFORMING LOANS HELD FOR SALE	10,147	-	-
TOTAL PROVISION FOR POSSIBLE LOAN AND LEASE LOSSES	34,147	24,000	52,200
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN AND LEASE LOSSES	$ 251,219	$ 295,726	$ 290,866
NONINTEREST INCOME:			
Retail service fees	$ 36,174	$ 29,538	$ 27,576
Credit card fee income	22,019	21,798	22,128
Trust income	3,289	3,773	4,574
Other income	36,587	34,625	35,584
Trading asset gains	10,151	-	-
Securities gains/(losses)	1,205	(58,639)	(1,164)
TOTAL NONINTEREST INCOME	$ 109,425	$ 31,095	$ 88,698
NONINTEREST EXPENSE:			
Salaries and benefits	$ 83,483	$ 88,917	$ 102,749
Occupancy expense	27,560	25,492	24,927
Equipment expense	18,630	20,388	14,681
Deposit and other insurance	2,519	2,596	3,521
Other real estate owned expense	579	42	90
Outside services	50,441	43,942	48,805
Amortization of intangibles	15,051	15,537	14,870
Other	28,977	38,113	29,613
Merger related and restructuring costs	-	15,004	32,031
TOTAL NONINTEREST EXPENSE	$ 227,240	$ 250,031	$ 271,287
INCOME BEFORE INCOME TAXES	$ 133,404	$ 76,790	$ 108,277
PROVISION FOR INCOME TAXES	38,943	26,969	38,939
NET INCOME	$ 94,461	$ 49,821	$ 69,338
NET INCOME PER COMMON SHARE:			
Basic	$ 2.02	$ 0.93	$ 1.21
Diluted	$ 2.00	$ 0.92	$ 1.18
WEIGHTED AVERAGE SHARES OUTSTANDING:			
Basic	46,846	53,845	57,465
Diluted	47,160	54,186	58,566

See Notes to Consolidated Financial Statements.

Hudson United Bancorp and Subsidiaries
Consolidated Statements of Comprehensive Income

Years Ended December 31, (in thousands)	2001	2000	1999
NET INCOME	$ 94,461	$ 49,821	$ 69,338
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:			
Unrealized securities gains (losses) arising during period	$ 23,944	$ (2,273)	$ (54,364)
Unrealized holding loss from securities transferred from held to maturity to available for sale	(4,069)	-	-
Unrealized gains on derivative contracts	7,196	-	-
Less: reclassification for (gains) losses included in net income	(994)	38,051	757
Less: reclassification for gain included in net income for securities transferred from available for sale to trading assets	(4,366)	-	-
Other comprehensive income (loss)	$ 21,711	$ 35,778	$ (53,607)
COMPREHENSIVE INCOME	$ 116,172	$ 85,599	$ 15,731

See Notes to Consolidated Financial Statements.

Hudson United Bancorp and Subsidiaries – Consolidated Statements of Changes in Stockholder Equity *For the Years Ended December 31, 2001, 2000 and 1999*

(in thousands, except share data)	Convertible Preferred Stock Shares	Convertible Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Employee Stock Awards and Unallocated Shares held in ESOP at Cost	Accumulated Other Comprehensive Income (loss)	Total
Balance at December 31, 1998	500	$ 50	52,570,448	$93,470	$360,621	$ 165,269	$(9,819)	$(2,368)	$12,702	$619,925
Net income	-	-	-	-	-	69,338	-	-	-	69,338
Cash dividends common	-	-	-	-	-	(45,257)	-	-	-	(45,257)
3% stock dividend	-	-	159,131	283	2,890	(36,759)	33,586	-	-	-
Shares issued for:										
Stock options exercised	-	-	590,164	1,050	(7,868)	-	24,986	-	-	18,168
Warrants exercised	-	-	-	-	(182)	-	236	-	-	54
Dividend reinvestment and stock reinvestment plan	-	-	11,742	21	276	-	-	-	-	297
Preferred stock conversion	(500)	(50)	-	-	(478)	-	528	-	-	-
Cash in lieu of fractional shares	-	-	-	-	(22)	-	-	-	-	(22)
Other transactions	-	-	(2,106)	(4)	4	-	-	-	-	-
Purchase of treasury stock	-	-	-	-	-	-	(121,367)	-	-	(121,367)
LFB acquisition	-	-	-	-	-	-	26,563	-	-	26,563
Issue and retirement of treasury stock	-	-	(1,139,576)	(2,026)	(32,853)	-	34,879	-	-	-
Effect of compensation plans	-	-	-	-	4,285	-	1,970	(1,181)	-	5,074
Other comprehensive loss	-	-	-	-	-	-	-	-	(53,607)	(53,607)
Balance at December 31, 1999	-		52,189,803	$92,794	$326,673	$152,591	$ (8,438)	$ (3,549)	$(40,905)	$519,166
Net income	-	-	-	-	-	49,821	-	-	-	49,821
Cash dividends common	-	-	-	-	-	(49,319)	-	-	-	(49,319)
10% stock dividend	-	-	5,217,177	-	771	(96,334)	95,563	-	-	-
Shares issued for:										
Stock options exercised	-	-	-	-	(4,336)	-	8,426	-	-	4,090
Cash in lieu of fractional shares	-	-	-	-	(172)	-	-	-	-	(172)
Other transactions	-	-	(18,027)	(32)	67	-	(35)	-	-	-
Purchase of treasury stock	-	-	(9,424,374)	-	-	-	(193,271)	-	-	(193,271)
Effect of compensation plans	-	-	-	-	(872)	-	5,462	(2,210)	-	2,380
Other comprehensive income	-	-	-	-	-	-	-	-	35,778	35,778
Balance at December 31, 2000			47,964,579	$92,762	$322,131	$56,759	$(92,293)	$(5,759)	$(5,127)	$368,473
Net income	-	-	-	-	-	94,461	-	-	-	94,461
Cash dividends common	-	-	-	-	-	(47,410)	-	-	-	(47,410)
Shares issued for:										
Stock options exercised	-	-	179,209	-	(1,762)	-	4,123	-	-	2,361
Other transactions	-	-	(77,331)	34	(60)	760	(734)	-	-	-
Purchase of treasury stock	-	-	(2,252,230)	-	-	-	(56,275)	-	-	(56,275)
Effect of compensation plans	-	-	-	-	-	-	(1,381)	1,964	-	583
Other comprehensive income	-	-	-	-	-	-	-	-	21,711	21,711
Balance at December 31, 2001	-		45,814,227	$92,796	$320,309	$104,570	$(146,560)	$(3,795)	$ 16,584	$383,904

See Notes to Consolidated Financial Statements.

Hudson United Bancorp and Subsidiaries
Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999 (in thousands)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 94,461	$ 49,821	$ 69,338
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for possible loan and lease losses	34,147	24,000	52,200
Provision for depreciation and amortization	29,318	32,077	27,458
Amortization of security premiums, net	1,804	423	1,776
Amortization of restricted stock	597	1,388	673
Securities and trading asset (gains) losses	(11,356)	58,639	1,164
Loss (gain) on sale of premises and equipment	74	(591)	(892)
Gain on sale of loans	(467)	(1,795)	(5,065)
Mortgage loans originated for sale	-	(22,487)	(148,616)
Mortgage loan sales	-	31,560	154,143
Deferred income tax provision	11,015	3,484	554
Net (increase) decrease in assets held for sale	(16,185)	-	14,147
(Increase) decrease in other assets	(152,656)	45,335	15,521
Increase (decrease) in other liabilities	43,495	(42,484)	(21,201)
NET CASH PROVIDED BY OPERATING ACTIVITIES	34,247	179,370	161,200
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of investment securities available for sale	419,298	2,047,169	332,512
Proceeds from repayments and maturities of investment securities:			
Available for sale	337,081	332,343	834,451
Held to maturity	-	81,409	155,126
Purchases of investment securities			
Available for sale	(1,645,815)	(977)	(1,428,159)
Held to maturity	-	(39,628)	(82,085)
Net cash used in acquisitions	-	-	(262,763)
Decrease (increase) in loans other than purchases and sales	935,541	307,034	(158,391)
Loans purchased	-	-	(114,273)
Credit card and receivables purchased	(161,434)	-	-
Loans sold	-	38,434	100,449
Proceeds from sales of premises and equipment	1,464	11,120	7,939
Purchases of premises and equipment	(6,719)	(23,541)	(31,483)
Decrease (increase) in other real estate owned	937	(370)	876
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(119,647)	2,752,993	(645,801)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in demand deposits, NOW and savings accounts	82,913	(220,517)	(229,760)
Net increase (decrease) in certificates of deposit	87,365	(421,560)	(595,770)
Net (decrease) increase in borrowings	(46,895)	(2,024,805)	1,354,442
Reduction of ESOP loan	-	-	2,073
Net repayment of debt	-	(9,000)	-
Net proceeds from issuance of stock	2,361	4,090	18,519
Cash dividends paid	(47,410)	(49,319)	(45,257)
Acquisition of treasury stock	(56,275)	(193,271)	(121,367)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	22,059	(2,914,382)	382,880
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(63,341)	17,981	(101,721)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	295,539	277,558	379,279
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 232,198	$ 295,539	$ 277,558
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for-			
Interest	$ 189,227	$ 299,562	$ 297,116
Income taxes	36,667	20,278	23,167
Additional Disclosures:			
Residential mortgage securitization	668,522	-	-
Securities transferred from held to maturity to available for sale	520,192	-	-
Securities transferred from available for sale to trading assets	576,308	-	-
Liabilities assumed in purchase business combinations and branch acquisitions	-	-	572,981

See Notes to Consolidated Financial Statements.

DECEMBER 31, 2001 (in thousands, except share data)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hudson United Bancorp (the Company) provides a full range of banking services to individual and corporate customers through its banking subsidiary, Hudson United Bank (Hudson United), with branch locations in New Jersey, Connecticut, New York and Pennsylvania. The Company is subject to the regulations of certain Federal and State banking agencies and undergoes periodic examinations by those agencies.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Hudson United Bancorp and its subsidiaries, all of which are wholly owned. The financial statements of institutions acquired by the Company in acquisitions that have been accounted for by the pooling-of-interests method are included herein for all periods presented.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities, as of the date of the financial statements and revenues and expenses for the period. Actual results could differ significantly from those estimates.

All significant intercompany accounts and transactions are eliminated in consolidation.

Securities

The Company classifies its securities as held to maturity, available for sale and held for trading purposes. Securities for which the Company has the ability and intent to hold until maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts on a straight-line basis, which is not materially different from the interest method. Trading assets are carried at fair value. Management reviews its intent to hold securities to maturity as a result of changes in circumstances, including major business combinations.

Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available for sale and are carried at fair value. Differences between available for sale securities' amortized cost and fair value are charged/credited directly to stockholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis. The Company had no securities held for trading purposes at December 31, 2000 and $576.3 million in securities held for trading purposes at December 31, 2001, which were transferred from the available for sale category as of December 31, 2001.

Security purchases and sales are recorded on the trade date.

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession or control of collateral with market value equal to or in excess of principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2001, the Company had pledged securities with market values of $26.1 related to repurchase agreements

Mortgage Loans and Assets Held for Sale

Mortgages held for sale are recorded at cost, which approximates market. These mortgages are typically sold within three months of origination without recourse. Assets held for sale are carried at lower of cost or market.

Loans

Loans are recorded at their principal amounts outstanding. Interest income on loans not made on a discounted basis is credited to income based on principal amounts outstanding at applicable interest rates. Interest income on consumer credit loans is recorded primarily using the simple interest method.

Recognition of interest on the accrual method is discontinued when, based on contractual delinquency, timely payment is not expected. A nonaccrual loan is not returned to an accrual status until interest is received on a current basis and other factors indicate that collection of principal and interest is no longer doubtful.

The net amount of all loan origination fees, direct loan origination costs and loan commitment fees are deferred and recognized over the estimated life of the related loans as an adjustment of yield.

Allowance For Possible Loan and Lease Losses

The allowance is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio and other relevant factors. The allowance is increased by provisions charged to expense and reduced by net charge-offs.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118," Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," a loan is deemed impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. These accounting standards require that the measurement of impairment of a loan be based on one of the following: the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate; a loan's observable market price; or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company will be required to establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to the provision for possible loan losses. The valuation allowance, if any, is maintained as part of the allowance for possible loan losses. The Company's process of identifying impaired loans is conducted as part of its review for the adequacy of the allowance for possible loan losses.

While management uses available information to recognize potential losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the Company's market areas. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the allowance for possible loan losses of subsidiary banks. Such agencies may require additions to the allowance based on their judgments of information available to them at the time of their examinations.

Premises and Equipment

Land, buildings and furniture, fixtures and equipment are carried at cost. Depreciation on substantially all buildings and furniture, fixtures and equipment is provided using the straight-line method based on estimated useful lives ranging from 3-39 years. Maintenance and repairs are expensed as incurred and additions and improvements are capitalized.

Other Real Estate Owned

Other real estate owned (OREO) includes loan collateral that has been formally repossessed. These assets are transferred to OREO and recorded at the lower of carrying cost or fair value of the properties. Subsequent provisions that result from ongoing periodic evaluations of these OREO properties are charged to expense in the period in which they are identified. OREO is carried at the lower of cost or fair value, less estimated costs to sell. Carrying costs, such as maintenance and property taxes, are charged to expense as incurred.

Cash Surrender Value Life Insurance

Bank owned life insurance, both separate and general account, is recorded in other assets and reflects the cash surrender value of the underlying policies. Increases in the cash surrender value resulting from investment returns is recorded in other income. Any premium payments or related expenses pertaining to these policies is reflected in noninterest expenses. At year end, the Company had recorded $153.5 million in bank owned life insurance of which $129.4 million was separate account bank owned life insurance.

Intangibles

Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and core deposit intangibles. Goodwill was amortized on a straight-line basis over periods ranging from five to ten years. Core deposit intangibles are being amortized, on a straight-line basis, over the estimated average remaining lives of such intangible assets. Refer to the Recent Accounting Standards section of these Notes to Consolidated Financial Statements for further discussion.

Federal Income Taxes

The Company uses the liability method of accounting for income taxes. Certain income and expense items are recorded differently for financial reporting purposes than for Federal income tax purposes and provisions for deferred taxes are made in recognition of these temporary differences. A deferred tax valuation allowance is established if it is more likely than n ot that all or a portion of the Company's deferred tax asset will not be realized. Changes in the deferred tax valuation allowance are reported through charges or credits to the income tax provision.

The Company and its subsidiaries file a consolidated Federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with the Company as if they would have filed on a separate return basis.

Treasury Stock

The Company determines the cost of treasury shares under the weighted-average cost method.

Stock-Based Compensation

SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans and allows companies to choose either: 1) a fair value method of valuing stock-based compensation plans which will affect reported net income; or 2) to continue following the existing accounting rules for stock option accounting but disclose what the impact would have been had the new standard been adopted. The Company elected the disclosure option of this standard. See Note 15.

Cash Equivalents

Cash equivalents include amounts due from banks and Federal funds sold.

Reclassifications

Certain reclassifications have been made to the 1999 amounts in order to conform to 2001 and 2000's presentation.

Per Share Amounts

Basic earnings per common share is computed by dividing net income, less dividends on any convertible preferred stock, by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the number of shares issuable upon conversion of any preferred stock and the incremental number of shares issuable from the exercise of stock options calculated using the treasury stock method. All per share amounts have been retroactively adjusted for all stock dividends. All prior annual and interim periods presented have been restated in the new format.

Reporting Comprehensive Income

SFAS No. 130 established standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements. The Company has elected to display Consolidated Statements of Income and Consolidated Statements of Comprehensive Income separately for the disclosed periods.

Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Hudson United Bancorp, the bank's holding company, is not a reportable segment because it does not exceed any of the quantitative thresholds.

Employers' Disclosures about Pensions and Other Postretirement Benefits

SFAS No. 132 standardized the disclosure requirements for pension and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets.

Derivative Financial Instruments

The estimated fair values of the Company's derivative instruments are reflected in its consolidated balance sheets, any change in value of these instruments are reflected as a component of other comprehensive income in the Company's stockholders' equity. The Company has entered into certain interest rate agreements, including interest rate swaps, caps and floors, as part of its management of interest rate exposure. These agreements are designated against specific assets and liabilities. The effectiveness of each hedge is analyzed by the Company on both an initial and ongoing basis.

Recent Accounting Standards

The Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and other Intangible Assets", on July 20, 2001. The Company adopted SFAS No. 141 effective June 30, 2001. The adoption of SFAS No. 141 will not have a material effect Company's financial position or results of operations. The FASB finalized SFAS No. 142 "Goodwill and Other Intangible Assets" on June 30, 2001. Under this standard, core deposit intangibles must continue to be amortized, but goodwill is no longer amortized. Goodwill acquired prior to July 1, 2001 will cease being amortized on January 1, 2002. Goodwill acquired after June 30, 2001 will not be amortized in 2001 or beyond. Goodwill that is determined to be impaired must be written-off when that determination is made. The Company does not expect to take any impairment charges as a result of the implementation of this standard and expects the adoption will reduce amortization expense of intangibles by approximately 50%.

The FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" in June 2001. This statement will be effective for financial statements for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company expects that the adoption of this statement will not have a material effect on its operations.

(2) BUSINESS COMBINATIONS

The following business combinations have been accounted for using the pooling-of-interests method of accounting.

On November 30, 1999, the Company acquired all the outstanding shares of JeffBanks, Inc. (Jeff) based in Philadelphia, Pennsylvania. Each share of Jeff common stock was converted into .9785 shares of the Company's common stock for a total of 11,949,376 shares. At the time of the acquisition, Jeff had approximately $1.8 billion in assets.

On December 1, 1999, the Company acquired all the outstanding shares of Southern Jersey Bancorp (SJB) based in Bridgeton, New Jersey. Each share of SJB common stock was converted into 1.2978 shares of the Company's common stock for a total of 1,614,146 shares. At the time of the acquisition, SJB had approximately $425 million in assets.

The following were accounted for using the purchase method of accounting:

The Company entered into agreements at several times during 2001 to purchase third party credit card assets from a subsidiary of Transamerica Finance Company. As of December 31, 2001, the Company had paid total consideration of $161.4 million for $157.0 million of these assets, with an associated premium of $4.4 million that is being amortized over five years. In August 2001, the Company assumed deposit liabilities from First International Bank in the amount of $272.8 million at a discount of $0.5 million.

On March 26, 1999, the Company completed its purchase of $151 million in deposits and a retail branch office in Hartford, Connecticut from First International Bank.

On May 20, 1999, the Company acquired Little Falls Bancorp, Inc. (LFB) in a combination stock and cash purchase price of $55.0 million which was $21.8 million in excess of the fair value of net assets acquired. LFB had approximately $341 million in assets at the time of acquisition.

On October 22, 1999, the Company acquired the assets of Lyon Credit Corporation, a $350 million asset finance company and subsidiary of Credit Lyonnais Americas.

On December 1, 1999, the Company completed its purchase of loans (approximately $148 million) and other financial assets, as well as assumed the deposit liabilities (approximately $112 million) of Advest Bank and Trust. Pro forma results of operations have not been disclosed herein because the Hartford branch, LFB, Lyon Credit Corporation, and Advest combinations were not deemed to be significant.

Merger related and restructuring costs were $15.0 million and other nonrecurring operating charges were $7.0 million in 2000. Merger related and restructuring costs include the approximate amounts of $4.8 million for the recognition of severance benefits and consulting agreements, $2 million for stay pay obligations to current employees, $2 million for payments and reserves for the settlements of pre-existing litigation at acquired institutions and $4.2 million for the recognition of obligations for which the bank will not receive future benefits. The balance of the expenses are comprised of building writedowns and miscellaneous expenses including search fees, advisor expenses, and other miscellaneous items. The nonrecurring operating charges include $3.7 million related to the change to a new outsource service provider, $2.0 million for planned branch consolidations, and $1.3 million for the recognition of obligations for which the Bank will not receive future benefits.

Merger related and restructuring costs were $32.0 million in 1999. These costs include $12.6 million for payout and accruals for employment contracts, severance and other employee related costs, $3.9 million for branch closing, fixed asset disposition and other occupancy related costs, $5.6 million for technical support for system conversion and early termination of system related contracts, $1.8 million for legal and accounting professional services and approval costs, $4.1 million for financial advisor costs, $2.0 million provision for other real estate owned and $2.0 million for other merger related expenses. Merger related and restructuring costs were $69.1 million in 1998 . The 1998 costs include $29.5 million for payout and accruals for employment contracts, severance and other employee related costs, $13.2 million for branch closings, fixed asset dispositions, and other occupancy related costs, $13.6 million for professional services and $12.8 million for other merger related expenses.

At December 31, 2000, the amount remaining pertaining to the reserve established in 2000 was $6.4 million. There were no other merger-related and restructuring reserves at December 31, 2000. During 2001, the Company paid $4.9 million for severance and related costs and $1.5 million for consolidating operations and other costs. At December 31, 2001, the Company had no merger related and restructuring reserves.

(3) CASH AND DUE FROM BANKS

The Company's subsidiary bank is required to maintain an average reserve balance as established by the Federal Reserve Board. The amount of the reserve balance for the reserve computation period, which included December 31, 2001, was approximately $24.0 million.

(4) INVESTMENT SECURITIES

The amortized cost and estimated market value of Investment Securities as of December 31, are summarized as follows (in thousands):

	2001				2000			
	Amortized Cost	Gross Gains	Unrealized (Losses)	Estimated Market Value	Amortized Cost	Gross Gains	Unrealized (Losses)	Estimated Market Value
Available for Sal Portfolio								
U. S. Government	$ 12,904	$ 147	$ -	$ 13,051	$ 31,839	$ 37	$ (48)	$ 31,828
U.S.Government Agencies	-	-	-	-	3,500	-	-	3,500
Mortgage-backed securities	1,032,993	14,670	(1,068)	1,046,595	241,356	320	(3,642)	238,034
States and Political subdivisions	26,992	363	(6)	27,349	1,516	41	-	1,557
Asset backed an Other debt securities	170,747	314	(31)	171,030	3,754	-	(193)	3,561
Federal Home Loan Bank stock	21,877	-	-	21,877	105,924	-	-	105,924
Other equity securities	22,571	614	(690)	22,495	43,092	279	(5,048)	38,323
	$1,288,084	$16,108	$ (1,795)	$1,302,397	$ 430,981	$ 677	$(8,931)	$422,727

During 2001, the Company transferred securities with an amortized cost of $565,573 and a market value of $576,308 from available for sale to trading, resulting in a pretax gain of $10,735.

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Market Value
Held to Maturity				
U. S. Government	$ 24,199	$ -	$ (69)	$ 24,130
U. S. Government agencies	38,229	488	(45)	38,672
Mortgage-backed securities	406,518	543	(7,845)	399,216
States and political subdivisions	51,246	187	(41)	51,392
	$ 520,192	$ 1,218	$ (8,000)	$ 513,410

The amortized cost and estimated market value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in thousands)	Amortized Cost	Estimated Market Value
Due in one year or less	$ 27,653	$ 27,723
Due after one year through five years	7,826	8,129
Due after five years through ten years	164,753	164,844
Due after ten years	10,411	10,734
subtotal	$ 210,643	$ 211,430
Mortgage-backed securities	1,032,993	1,046,595
Equity securities	44,448	44,372
Trading assets	565,573	576,308
Total	$ 1,853,657	$ 1,878,705

Sales of securities for the years ended December 31, are summarized as follows (in thousands):

	2001	2000	1999
Proceeds from sales	$ 419,298	$ 2,047,169	$ 332,512
Gross gains from sales	5,320	3,482	4,156
Gross losses from sales	(4,115)	(62,121)	(5,320)

Securities with a book value of $169.9 million and $336.9 million at December 31, 2001 and 2000, respectively, were pledged to secure public funds, repurchase agreements and for other purposes as required by law.

The Company adopted SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities", effective January 1, 2001. At the same time, the Company decided to transfer the total held to maturity investment portfolio, at an amortized cost of $520.2 million to the available for sale investment portfolio. At the time of the transfer the market value of these securities was $513.4 million and the unrealized loss on these securities was $6.8 million.

During 2001 the Company securitized $668.5 million of residential mortgages, which resulted in the assets being transferred into the investment portfolio as available for sale securities and out of the loan portfolio. The securitization of mortgages did not result in any assets being sold for financial reporting purposes, and did not result in the recognition of any gain or loss at the time of the securitization. The Company did incur certain expenses in the securitization of mortgages, including annual fees paid to Federal Home Loan Mortgage Corporation, which expenses are charged to income in the period when incurred.

(5) LOANS AND THE ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES

The Company's loan portfolio is diversified with no industry comprising greater than 10% of the total loans outstanding. Real estate oans are primarily made in the local lending area of the subsidiary banks.

The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

A summary of the activity in the allowance for possible loan and lease losses is as follows (in thousands):

	2001	2000	1999
Balance at January 1	$ 95,180	$ 98,749	$ 76,043
Additions (deductions):			
Provision for possible loan and lease losses - portfolio loans	24,000	24,000	52,200
Provision for possible loan and lease losses – Non-performing loans held for sale	10,147	-	-
Allowance acquired through mergers or acquisitions (1)	4,711	-	8,634
Recoveries on loans previously charged off	7,913	7,837	9,929
Loans charged off			
Loans held for sale	(10,147)	-	-
Portfolio loans	(61,758)	(35,406)	(48,057)
Total loans charged off	(71,905)	(35,406)	(48,057)
Balance at December 31	$ 70,046	$ 95,180	$ 98,749

(1) During the year, the Company paid total consideration of $161.4 million for $157.0 million of third party credit card assets from a subsidiary of Transamerica Finance Company, with an associated premium of $4.4 million. The related allowance for possible loan losses acquired totaled $4.7 million.

(6) NONPERFORMING ASSETS

The following table presents information related to loans which are on nonaccrual, contractually past due ninety days or more as to interest or principal payments and loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtor's financial difficulties (in thousands)

	December 31,		
	2001	2000	1999
Nonaccrual loans	$ 44,469[1]	$ 57,898	$ 46,352
Renegotiated loans	-	-	2,751
Total nonperforming loans	44,469	57,898	49,103
90 days or more past due and still accruing	$ 21,008	$ 29,778	$ 23,239
Gross interest income which would have been recorded under original terms	$ 7,571	$ 4,505	$ 3,217
Gross interest income recorded during the year	$ 912	$ 564	$ 407

[1]Includes $16.2 million of nonperforming loans held for sale at December 31, 2001

At December 31, 2001, 2000 and 1999 impaired loans, comprised principally of nonaccruing loans, totaled $45.1 million, $58.5 million, and $49.1 million respectively. The allowance for possible loan and lease losses related to such impaired loans was $3.9 million, $9.9 million, and $8.3 million at December 31, 2001, 2000 and 1999, respectively. The average balance of impaired loans for 2001, 2000 and 1999 was $51.8 million, $52.1 million and $34.4 million, respectively.

(7) RELATED PARTY TRANSACTIONS

In the ordinary course of business, the subsidiary bank has extended credit to various directors, officers and their associates of the Company and its subsidiaries. The aggregate loans outstanding to related parties are summarized below for the year ended December 31, 2001 (in thousands):

Balance at January 1	$ 16,665
New loans issued	2,257
Repayment of loans	(793)
Loans Sold	(115)
Loans to former directors	(10,695)
Balance at December 31	$ 7,319

Charles F.X. Poggi who is the Chairman of the Compensation Committee and is involved in setting executive compensation is President of Poggi Press, a general printing company. During 2001 Poggi Press was paid $281 thousand for printing work for the Company. Management believes the terms and conditions of the transactions with Poggi Press to be equivalent to terms available from an independent third party.

Peter McBride who is on the Compensation Committee and is involved in setting executive compensation, is affiliated with McBride Corporate Real Estate. McBride Corporate Real Estate was retained to assist in the sale and/or leasing of various Hudson United Bancorp properties and in doing so earned commissions of approximately $280 thousand during 2001. Management believes the terms and conditions of the transactions with McBride Corporate Real Estate to be equivalent to terms available from an independent third party.

(8) PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31 (in thousands):

	2001	2000
Land	$ 18,032	$ 18,339
Premises	102,112	98,068
Furniture, fixtures and equipment	129,265	125,424
	$249,409	$241,831
Less- Accumulated depreciation	(134,136)	(117,010)
	$115,273	$124,821

Depreciation and amortization expense for premises and equipment for 2001, 2000 and 1999 amounted to $16.6 million, $15.8 million and $12.5 million, respectively.

(9) INCOME TAXES

The components of the provision for income taxes for the year ended December 31 are as follows (in thousands):

	2001	2000	1999
Federal-			
Current	$ 27,868	$ 23,432	$ 32,179
Deferred	11,015	3,484	554
State	60	53	6,206
Total provision for income taxes	$ 38,943	$ 26,969	$ 38,939

A reconciliation of the provision for income taxes, as reported, with the Federal income tax at the statutory rate for the year ended December 31 is as follows (in thousands):

	2001	2000	1999
Tax at statutory rate	$ 46,691	$ 26,876	$ 37,897
Increase (decrease) in taxes resulting from:			
Non-deductible merger related expenses	1,650	2,083	1,750
Tax-exempt income	(6,016)	(2,625)	(3,075)
Reduction of valuation allowance	(2,900)	-	-
State income taxes, net of Federal income tax benefit	40	34	4,033
Other, net	(522)	601	(1,666)
Provision for income taxes	$ 38,943	$ 26,969	$ 38,939

Significant components of deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2001	December 31, 2000
Deferred Tax Assets (Liabilities):		
Allowance for possible loan and lease losses	$ 24,516	$ 32,613
Federal and state tax operating loss carry forwards	5,827	9,122
Capital losses	1,806	6,513
Director/Officer Compensation Plans	1,162	1,122
Allowance for Losses on OREO	3,491	3,478
Depreciation	450	(4,412)
Accumulated Other Comprehensive (Income) loss	(8,930)	2,762
Acquisition Related Expenses	8,507	7,620
Unrealized gain on trading assets	(3,551)	-
Other	1,908	(3,639)
Subtotal Net Deferred Tax Asset	35,186	55,179
Less Valuation Allowance against Capital Losses	-	(2,900)
Net Deferred Tax Asset	$ 35,186	$ 52,279

Management periodically evaluates the realizability of its deferred tax asset and will adjust the level of the valuation allowance if it is deemed more likely than not that all or a portion of the asset is realizable. The valuation allowance at December 31, 2000 was $2.9 million. This valuation allowance was established due to uncertainties surrounding the ability to generate capital gains for income tax purposes to offset capital loss carryforwards. During 2001, the Company adopted a tax planning strategy in connection with repositioning the investment portfolio that rendered this valuation allowance unnecessary.

The following represents the tax impact of unrealized securities gains (losses) (in thousands):

For the year ended December 31, 2001	Before tax Amount	Tax Benefit	Net of Tax Amount
Unrealized holding gains arising during period	$ 40,467	$ (16,523)	$ 23,944
Unrealized holding loss from securities transferred from held to maturity to available for sale	(6,782)	2,713	(4,069)
Change in valuation of derivative contracts	12,196	(5,000)	7,196
Less: reclassification for gains realized in Net Income	(1,683)	689	(994)
Less: reclassification for gain included in net income for securities transferred from available for sale to trading assets	(7,400)	3,034	(4,366)
Net change during period	$ 36,798	$ (15,087)	$ 21,711

For the year ended December 31, 2000	Before tax Amount	Tax Benefit	Net of Tax Amount
Unrealized holding losses arising during period	$ (3,293)	$ 1,020	$ (2,273)
Less: reclassification for losses realized in Net Income	58,639	(20,588)	38,051
Net change during period	$ 55,346	$ (19,568)	$ 35,778

For the year ended December 31, 1999	Before tax Amount	Tax Expense	Net of Tax Amount
Unrealized holding losses arising during period	$ (86,200)	$ 31,836	$ (54,364)
Less: reclassification for losses realized in Net Income	1,164	(407)	757
Net change during period	$ (85,036)	$ 31,429	$ (53,607)

(10) BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The Company and its acquired subsidiaries have certain pension plans which cover eligible employees. The plans provide for payments to qualified employees based on salary and years of service. The Company's funding policy for these plans is to make the maximum annual contributions allowed by the applicable regulations.

Information regarding the benefit obligation resulting from the actuarial valuations prepared as of January 1, 2001 and 2000 is as follows (in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 37,253	$ 33,664
Service cost	2,264	2,220
Interest cost	2,603	2,483
Actuarial gain	(19)	1,779
Amendments	-	(155)
Settlements	-	(391)
Benefits paid	(2,618)	(2,347)
Benefit obligation at end of year	$ 39,483	$ 37,253

	2001	2000
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 42,922	$ 43,285
Actual (loss)return on plan assets	(2,497)	2,184
Employer contribution	260	191
Settlements	-	(391)
Benefits paid	(2,618)	(2,347)
Fair value of plan assets at end of year	$ 38,067	$ 42,922

Prepaid/accrued pension cost consists of the following as of Dec.31:		
Funded status	$ (1,416)	$ 5,669
Unrecognized net transition obligation	(154)	(237)
Unrecognized net actuarial gain (loss)	1,008	(5,542)
Unrecognized prior service cost	500	578
Prepaid/accrued pension (benefit) cost	$ (62)	$ 468

Assumptions used by the Company in the accounting for its plans in 2001 and 2000 were:

Weighted average assumptions as of Dec. 31:

	2001	2000
Discount rate	7.25%	7.5 - 8.0%
Expected return on plan assets	8.5 – 9.5%	8.0 - 9.0%
Rate of compensation increase	3.5%	5.5%

Components of net periodic benefit cost as of December 31, (in thousands):	2001	2000	1999
Service cost	$ 2,264	$ 2,220	$ 2,023
Interest cost	2,603	2,483	2,388
Expected return on plan assets	(3,759)	(2,650)	(3,403)
Amendments	-	-	60
Settlements	34	30	473
Net Amortization and deferral	(353)	(986)	44
Net periodic benefit cost	$ 789	$ 1,097	$ 1,585

The Company has 401(k) savings plans covering substantially all of its employees. Under these Plans, the Company matches varying percentages of the employee's contribution. The Company's contributions under these Plans were approximately $1.5, $1.8, and $1.2 million in 2001, 2000, and 1999.

In addition, the Company provides supplemental employee retirement plans for certain current and former management employees.

(11) DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $899.6 million and $703.5 million at December 31, 2001 and 2000, respectively.

The scheduled maturities of certificates of deposit are as follows at December 31, 2001 (in thousands):

3 months or less	$ 852,107
Greater than 3 months to 1 year	998,037
Greater than 1 year to 3 years	279,890
Greater than 3 years	86,207
	$ 2,216,241

(12) BORROWINGS

The following is a summary of borrowings at December 31 2001 (in thousands):

The following table shows the distribution of the Company's borrowings and the weighted average interest rates thereon at the end of each of the last three years. Also provided are the maximum amounts of borrowings and the average amounts of borrowings as well as weighted average interest rates for the last three years.

	Federal Funds Purchased and Securities Sold Under Agreement to Repurchase	Other Borrowings
	(In Thousands)	
At December 31:		
2001	$ 228,347	$ 83,619
2000	176,878	181,983
1999	985,170	1,398,496
Weighted average interest rate at year end:		
2001	2.40%	4.93%
2000	4.69%	6.23%
1999	5.24%	5.76%
Maximum amount outstanding at any month's end:		
2001	$ 228,347	$ 147,649
2000	1,268,412	1,500,562
1999	994,143	1,500,677
Average amount outstanding during the year:		
2001	$166,703	$ 54,420
2000	718,444	857,037
1999	950,039	725,604
Weighted average interest rate during the year:		
2001	3.89%	5.59%
2000	5.75%	6.09%
1999	5.08%	5.47%

The following is a summary of borrowings at December 31 (in thousands)

	2001	2000
Federal Home Loan Bank advances	$ 75,000	$ 173,847
Securities sold under agreements to repurchase	213,347	176,878
Federal funds purchased	15,000	-
Treasury, Tax and Loan note	3,846	2,567
Other borrowings	4,773	5,569
Total borrowings	$ 311,966	$ 358,861

Maturity distribution of borrowings at December 31, 2001 (in thousands):

2002	$ 257,192
2004	25,000
2008	25,000
2009 and after	4,774
Total	$ 311,966

Information concerning securities sold under agreements to repurchase and FHLB advances is summarized as follows (in thousands):

	2001	2000
Average daily balance during the year	$ 153,724	$ 1,463,467
Average interest rate during the year	5.71%	6.01%
Maximum month-end balance during the year	$ 213,346	$ 2,463,527

During 2001, the Company paid a penalty of $585,000 in conjunction with the early extinguishment of $25 million in FHLB advances.

Investment securities underlying the repurchase agreements at December 31 (in thousands):

	2001	2000
Carrying value	$111,279	$209,947
Estimated fair value	$114,080	$206,594

(13) SUBORDINATED DEBT

In January, 1994, the Company sold $25.0 million aggregate principal amount of subordinated debentures. The debentures, which mature in 2004, bear interest at a fixed interest rate of 7.75% per annum payable semi-annually.

In March 1996, the Company issued $23.0 million aggregate principal amount of subordinated debentures which mature in 2006 and bear interest at a fixed interest rate of 8.75% per annum payable semi-annually. These notes are redeemable at the option of the Company, in whole or in part, at any time after April 1, 2001, at their stated principal amount plus accrued interest, if any. Under the indenture for the Subordinated Notes, the notes are currently callable at par plus accrued interest, and are redeemable thirty days following the call for redemption. On January 7, 2002, the Company announced redemption of this issue.

In September 1996, the Company sold $75.0 million aggregate principal amount of subordinated debentures. The debentures, which mature in 2006, bear interest at a fixed interest rate of 8.20% per annum payable semi-annually.

Proceeds of the above issuances were used for general corporate purposes including providing Tier I capital to Hudson United. The debt has been structured to comply with the Federal Reserve Bank rules regarding debt qualifying as Tier 2 capital at the Company.

(14) CAPITAL TRUST SECURITIES

January 31, 1997, the Company placed $50.0 million in aggregate liquidation amount at a fixed rate of 8.98% Capital Securities due February 2027, using HUBCO Capital Trust I, a statutory business trust formed under the laws of the State of Delaware. The sole asset of the trust, which is the obligor on the Series B Capital Securities, is $51.5 million principal amount at a fixed rate of 8.98% Junior Subordinated Debentures due 2027 of the Company. The 8.98% Capital securities are redeemable by the company on or after February 1, 2007, or earlier in the event the deduction of related interest for federal income taxes is prohibited, treatment as Tier 1 capital is no longer permitted or certain other contingencies arise.

February 5, 1997, the Company placed $25.0 million in aggregate liquidation amount at a fixed rate of 9.25% Capital Securities due March 2027, using JBI Capital Trust I, a statutory business trust formed under the laws of the State of Delaware. The sole asset of the trust, which is the obligor on the Series B Capital Securities, is $25.3 million principal amount at a fixed rate of 9.25% Junior Subordinated Debentures due 2027 of the Company. The 9.25% Trust preferred securities are redeemable by the Company on or after March 31, 2002, or earlier in the event the deduction of related interest for federal income taxes is prohibited, treatment as Tier I capital is no longer permitted or certain other contingencies arise.

On June 19, 1998, the Company placed $50.0 million in aggregate liquidation amount at a fixed rate of 7.65% Capital Securities due June 2028, using HUBCO Capital Trust II, a statutory business trust formed under the laws of the State of Delaware. The sole asset of the trust, which is the obligor on the Series B Capital Securities, is $51.5 million principal amount at a fixed rate of 7.65% Junior Subordinated Debentures due 2028 of the Company. The 7.65% Capital securities are redeemable by the company on or after June 15, 2008 or earlier in the event the deduction of related interest for federal income taxes is prohibited, treatment as Tier 1 capital is no longer permitted or certain other contingencies arise.

The three issues of capital securities have preference over the common securities under certain circumstances with respect to cash distributions and amounts payable on liquidation and are guaranteed by the Company. The net proceeds of the offerings are being used for general corporate purposes and to increase capital levels of the Company and its subsidiaries. Except for a minimal amount, the securities qualify as Tier I capital under the capital guidelines of the Federal Reserve.

(15) STOCKHOLDERS' EQUITY

On December 1, 2000, the Company paid a 10% stock dividend to stockholders of record on November 20, 2000. On December 1, 1999, the Company paid a 3% stock dividend to stockholders of record on November 26, 1999.

The Board of Directors adopted the 1995 Stock Option Plan, which provides for the issuance of up to 1,030,000 stock options to employees of the Company in addition to those previously granted. There are other options outstanding that were granted under the plans of acquired companies. The option or grant price cannot be less than the fair market value of the common stock at the date of the grant.

In connection with the PFC, MSB, DFC, IBS, and Jeff acquisitions, all of the outstanding PFC, MSB, DFC, IBS, and Jeff options were converted into options to purchase common stock of the Company. Transactions under the Company's plans are summarized as follows:

	Number of Shares	Option Price Per Share
Outstanding, December 31, 1999	2,159,028	$ 4.16 - $31.00
Granted	289,300	$ 9.38 - $26.06
Exercised	(471,315)	$ 6.26 - $29.62
Forfeited/Cancelled	(26,930)	$ 8.39 - $27.55
Outstanding, December 31, 2000	1,950,083	$ 4.16 - $31.00
Granted	215,000	$20.06 - $28.50
Exercised	(179,209)	$ 4.29 - $22.04
Forfeited/Cancelled	(416,608)	$ 9.77 - $31.00
Outstanding, December 31, 2001	1,569,266	$ 4.16 - $30.79
Exercisable, December 31, 2001	1,416,266	$ 4.16 - $30.79

In connection with the SJB acquisition in 1999, the Company issued Hudson United Bancorp common shares to the holders of options to purchase SJB common stock, the value of which was based on the value of the options on the date of acquisition.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and income per share would have been reduced to the proforma amounts indicated below (in thousands, except share data):

		2001	2000	1999
Net income	As reported	$ 94,461	$ 49,821	$ 69,338
	Pro forma	93,316	48,679	67,781
Basic earnings per share				
	As reported	2.02	$0.93	$1.21
	Pro forma	1.99	0.90	1.18
Diluted earnings per share	As reported	$2.00	$0.92	$1.18
	Pro forma	1.98	0.90	1.15

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for 2001, 2000 and 1999: dividend yield of 3.61% for 2001, 4.24% for 2000 and 2.87% to 3.05% for 1999; risk-free interest rates of 4.28% to 4.29% in 2001, 4.66% to 4.91% for 2000 and 6.55% in 1999; volatility factors of the expected market price of the Company's common stock of approximately 28% in 2001, 46% to 56% in 2000 and 51% in 1999 and an expected life of 5 years in 2001, 5 to 10 years in 2000 and 7 years in 1999.

The Company has a restricted stock plan in which 139,861 shares, as of December 31, 2001, of the Company's common stock may be granted to officers and key employees. 11,230, 219,750 and 68,055 shares of common stock were awarded which vest between two to ten years from the date of grant during 2001, 2000 and 1999, respectively. The value of shares issued that have not been vested are $3.8 million, $5.8 million, and $3.5 million for 2001, 2000 and 1999, respectively, and have been recorded as a reduction of stockholders' equity. Amortization of restricted stock awards charged to expense amounted to $0.6 million, $1.4 million, and $0.7 million, in 2001, 2000 and 1999, respectively.

Prior to termination of the merger agreement between Hudson United Bancorp and Dime Bancorp, Inc., the compensation committee adopted the Hudson United Bancorp and Subsidiaries Key Employee Retention Program. The program was designed to encourage designated key employees of Hudson United Bancorp and its subsidiaries (collectively, the "Company") to remain with the Company in connection with the then pending merger and subsequent transition in light of the uncertainty then surrounding the consummation of the merger. Eligible employees received awards under the program that totaled, in the aggregate, 186,000 shares of restricted stock and $90,000 in cash awards. Restricted stock and cash awards under the program were to become 100% vested ten years from the date of the award. Restricted stock and cash awards were to become fully and immediately vested if, within two years after the Hudson-Dime merger agreement, (1) the Company received payment of $25 million or more in satisfaction of its rights under the terms of the September 16, 1999 Stock Option Agreement between Hudson and Dime; or (2) there occured a change in control, as defined in the Restricted Stock Plan. On January 7, 2002 the Company received $77 million of final merger termination payment from Dime, which resulted in the vesting of the aforementioned restricted stock and cash awards. The vesting of the restricted stock and cash awards were part of the approximately $15 million in expenses related to the closing of the Washington Mutual/Dime merger recorded by the Company in the first quarter of 2002.

In November 1993, the Company's Board of Directors authorized management to repurchase up to 10 percent of its outstanding common stock each year. The program may be discontinued or suspended at any time, and there is no assurance that the Company will purchase the full amount authorized. The acquired shares are to be held in treasury and to be used for stock option and other employee benefit plans, stock dividends, or in connection with the issuance of common stock in pending or future acquisitions. In June 2000, the Company's Board of Directors authorized the repurchase of up to 20% of the Company's outstanding shares. In June 2001, the Company's Board of Directors extended the Company's stock repurchase program until December 2002 and authorized additional repurchases of up to 10% of the Company's outstanding shares. During 2001, the Company purchased 2.3 million treasury shares at an aggregate cost of $56.3 million. During 2001, 179,209 shares were reissued for stock options and other employee benefit plans.

(16) EARNINGS PER SHARE

In the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share." This statement established standards for computing and presenting earnings per share and requires dual presentation of basic and diluted earnings per share. A reconciliation of net income to net income available to common stockholders and of weighted average common shares outstanding to weighted average common shares outstanding assuming dilution follows (in thousands, except share data):

	Year Ended December 31, 2001	2000	1999
Basic Earnings Per Share			
Net income	$ 94,461	$ 49,821	$ 69,338
Weighted average common shares outstanding	46,846	53,845	57,465
Basic Earnings Per Share	$ 2.02	$ 0.93	$ 1.21
Diluted Earnings Per Share			
Net income	$ 94,461	$ 49,821	$ 69,338
Weighted average common shares outstanding	46,846	53,845	57,465
Effect of Dilutive Securities:			
Stock Options	314	341	1,101
	47,160	54,186	58,566
Diluted Earnings Per Share	$ 2.00	$ 0.92	$ 1.18

(17) RESTRICTIONS ON BANK DIVIDENDS, LOANS OR ADVANCES

Certain restrictions exist regarding the ability of Hudson United to transfer funds to the Company in the form of cash dividends, loans or advances. New Jersey state banking regulations allow for the payment of dividends in any amount provided that capital stock will be unimpaired and there remains an additional amount of paid-in capital of not less than 50 percent of the capital stock amount. As of December 31, 2001, $556.3 million, subject to regulatory capital limitations, was available for distribution to the Company from Hudson United.

Under Federal Reserve regulations, Hudson United is limited as to the amounts it may loan to its affiliates, including the Company. All such loans are required to be collateralized by specific obligations.

(18) LEASES

Total rental expense for all leases amounted to approximately $12.3 million, $10.8 million and $10.3 million in 2001, 2000 and 1999, respectively.

At December 31, 2001, the minimum total rental commitments under all noncancellable leases on bank premises with initial or remaining terms of more than one year were as follows (in thousands):

2002	$ 9,452
2003	7,974
2004	7,151
2005	5,809
2006 and Thereafter	15,757

It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases of other properties.

(19) COMMITMENTS AND CONTINGENT LIABILITIES

In the fourth quarter of 2000, the Company established a $2 million reserve for potential legal settlements related to the Jeff and SJB acquisitions. At December 31, 2001, the balance pertaining to this reserve was zero. The Company and its subsidiaries, from time to time, may be defendants in legal proceedings In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these legal proceedings will not have a material effect on the consolidated financial statements. In the normal course of business, the Company and its subsidiaries have various commitments and contingent liabilities such as commitments to extend credit, letters of credit and liability for assets held in trust which are not reflected in the accompanying financial statements. Loan commitments, commitments to extend lines of credit and standby letters of credit are made to customers in the ordinary course of business. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. The Company's maximum exposure to credit loss for loan commitments, primarily unused lines of credit, and standby letters of credit outstanding at December 31, 2001 was $2.9 billion and $56.3 million, respectively.

(20) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company has no off-balance sheet security financings or related type entities.

Unused commitments include loan origination commitments, which are legally binding agreements to lend at a specified interest rate for a specified purpose and lines of credit, which represent loan agreements under which the lender has an obligation, subject to certain conditions to lend funds up to a particular amount, whereby the borrower may repay and re-borrow at anytime within the contractual period. Stand by letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

The Company's maximum exposure to accounting loss related to the contract amounts of these financial instruments, assuming they are fully funded at December 31, 2001 is as follows:

(in thousands)	Loan Origination Commitments	Unused LOC	Stand by LOC	Total
Real Estate Mortgage	$ 41,046			$ 41,046
Home Equity Loans		$ 337,039		337,039
Other Consumer Loans		$ 1,940,618		1,940,618
Commercial Loans		$ 616,609	$ 56,321	672,930
Total				$ 2,991,633

(21) HUDSON UNITED BANCORP (PARENT COMPANY ONLY) FINANCIAL INFORMATION

(in thousands) BALANCE SHEETS	December 31, 2001	2000
ASSETS:		
Cash	$ 7,345	$ 828
Federal Funds	-	159
Securities:		
Available for sale	18,354	36,868
Investment in subsidiaries	618,298	587,922
Accounts receivable	-	238
Premises and equipment, net	7,487	8,247
Other assets	13,034	9,996
TOTAL ASSETS	$ 664,518	$ 644,258
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Notes payable-subsidiaries	$ 22,362	$ 24,911
Accrued taxes and other liabilities	9,952	2,574
	$ 32,314	$ 27,485
Subordinated Debt	123,000	123,000
Company-obligated mandatorily redeemable preferred capital securities of three subsidiary trusts holding solely junior subordinated debentures of the Company	125,300	125,300
TOTAL LIABILITIES	$ 280,614	$ 275,785
Stockholders' equity	383,904	368,473
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 664,518	$ 644,258

(in thousands) STATEMENTS OF INCOME	Years Ended December 31, 2001	2000	1999
Income:			
Cash dividends from bank subsidiaries	$ 101,161	$ 37,761	$ 53,052
Interest	56	2,272	4,183
Securities (losses) income	(632)	3,533	1,849
Rental income	606	927	1,142
Other	2,398	3,445	7,955
	$ 103,589	$ 47,938	$ 68,181
Expenses:			
General and administrative	1,713	3,960	6,608
Interest	18,141	21,042	25,442
	$ 19,854	$ 25,002	$ 32,050
Income before income taxes and equity in Undistributed net income of subsidiaries	83,735	$ 22,936	$ 36,131
Income tax benefit	(5,288)	(4,979)	(6,046)
	$ 89,023	$ 27,915	$ 42,177
Equity in undistributed net income of subsidiaries	5,438	21,906	27,161
NET INCOME	$ 94,461	$ 49,821	$ 69,338

HUDSON UNITED BANCORP (PARENT COMPANY ONLY) FINANCIAL INFORMATION (CONTINUED)

(in thousands) STATEMENTS OF CASH FLOWS	Years Ended December 31, 2001	2000	1999
Operating activities:			
Net income	$ 94,461	$ 49,821	$ 69,338
Adjustments to reconcile net income to net cash provided by operating activities-			
Amortization and depreciation	800	811	988
Amortization of restricted stock	597	1,388	673
Securities losses (income)	632	(3,533)	(1,849)
(Increase) decrease in investment in subsidiaries	(30,376)	65,631	78,881
Decrease in accounts receivable	83	11,264	2,024
Decrease (increase) in other assets	26,301	38,719	(30,470)
(Decrease) increase in notes payable	-	(37,283)	59,745
Increase (decrease) in accounts payable	5,212	(147)	(15,458)
Decrease in accrued taxes and other liabilities	(385)	(4,414)	(2,239)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 97,325	$ 122,257	$ 161,633
Investing activities:			
Proceeds from sale of securities	$ -	$ 46,078	$ 9,232
Proceeds from maturities of securities	10,282	800	10,000
Purchase of securities	-	-	(65,813)
Investments in bank's subordinated notes	-	23,000	-
Capital expenditures	(220)	(1,113)	(1,422)
Other	295	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$ 10,357	$ 68,765	$ (48,003)
Financing activities:			
Proceeds from issuance of common stock	$ 2,361	$ 4,090	$ 18,519
Dividends paid	(47,410)	(49,319)	(45,257)
Purchase of treasury stock	(56,275)	(193,271)	(121,367)
Other	-	36,597	2,073
NET CASH USED IN FINANCING ACTIVITIES	$(101,324)	$ (201,903)	$ (146,032)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 6,358	$ (10,881)	$ (32,402)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	987	11,868	44,270
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,345	$ 987	$ 11,868

(22) SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following quarterly financial information for the two years ended December 31, 2001 and 2000 is unaudited. However, in the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

(Dollars in thousands)	Three Months Ended March 31(a)	June 30(a)	September 30 (a)	December 31
2001				
Net interest income	$70,428	$71,960	$70,647	$72,331
Provision for possible loan and lease losses, portfolio loans	6,000	6,000	6,000	6,000
Provision for possible loan and lease losses, loans held for sale	-	-	-	10,147
Income before income taxes	31,489	32,794	33,682	35,439
Net income	22,043	23,284	23,915	25,219
Earnings per share-basic	0.46	0.50	0.51	0.55
Earnings per share-diluted	0.46	0.49	0.51	0.54
2000				
Net interest income	$ 87,687	$ 84,665	$ 75,814	$ 71,560
Provision for possible loan losses	6,000	6,000	6,000	6,000
Income (loss) before income taxes	45,053	(15,766)	36,805	10,698
Net income (loss)	29,873	(12,567)	24,457	8,040
Earnings (loss) per share-basic	0.53	(0.22)	0.46	0.16
Earnings (loss) per share-diluted	0.53	(0.22)	0.45	0.16

(a) Net income and related per share amounts for these periods in 2000 were significantly impacted by merger related and restructuring costs related to the proposed merger with the Dime.

(23) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments include cash, loan agreements, accounts receivable and payable, debt securities, deposit liabilities, loan commitments, standby letters of credit and financial guarantees, among others. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale.

Estimated fair values have been determined by the Company using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used, the estimated fair values and recorded book balances of the Company's financial instruments at December 31, 2001 and 2000 were as follows:

Cash and cash equivalents include cash and due from bank balances and Federal funds sold. For these instruments, the recorded book balance approximates their fair value.

For securities in the Company's portfolio, fair value was determined by reference to quoted market prices. In the few instances where quoted market prices were not available, prices for similar securities were used. Additional detail is contained in Note 4 to these consolidated financial statements.

(in thousands)	2001		2000	
	Estimated Fair Value	Recorded Book Value	Estimated Fair Value	Recorded Book Value
Cash and cash equivalents	$ 232,198	$ 232,198	$ 295,539	$ 295,539
Investment securities available for sale (including Trading Assets)	1,878,705	1,878,705	422,727	422,727
Investment securities held to maturity	-	-	513,410	520,192

The fair value of the Company's derivative instruments, which includes interest rate swaps, floors and caps, was based on quoted market price.

	2001		2000	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Derivative instruments	$ 13,715	$ 13,715	-	-

The Company aggregated loans into pools having similar characteristics when comparing their terms, contractual rates, type of collateral, risk profile and other pertinent loan characteristics. Since no active market exists for these pools, fair values were estimated using the present value of future cash flows expected to be received. Loan rates currently offered by the Bank were used in determining the appropriate discount rate.

	2001		2000	
	Estimated Fair Value	Recorded Book Value	Estimated Fair Value	Recorded Book Value
Loans, net of allowance, and assets held for sale	$ 4,742,328	$ 4,390,741	$ 5,293,567	$5,182,343

The fair value of demand deposits, savings deposits and certain money market accounts approximates their recorded book balances. The fair value of fixed maturity certificates of deposit was estimated using the present value of discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

	2001		2000	
	Estimated Fair Value	Recorded Book Value	Estimated Fair Value	Recorded Book Value
Deposits	$ 5,784,222	$ 5,983,545	$ 5,508,970	$5,813,267

The fair value for accrued interest receivable and the cash surrender value of life insurance policies approximates their respective recorded book balance. The fair value of borrowed funds is estimated using the present value of discounted cash flows based on the rates currently offered for debt instruments of similar remaining maturities.

	2001		2000	
	Estimated Fair Value	Recorded Book Value	Estimated Fair Value	Recorded Book Value
Accrued interest receivable	46,996	46,996	$ 55,283	$ 55,283
Cash surrender value of life insurance	153,506	153,506	23,054	23,054
Borrowings	299,807	311,966	358,054	358,861

The fair value of the subordinated debt and capital trust securities was determined by reference to quoted market prices.

	2001		2000	
	Estimated Fair Value	Recorded Book Value	Estimated Fair Value	Recorded Book Value
Subordinated Debt	$ 123,056	$ 123,000	$ 117,799	$ 123,000
Capital Trust Securities	125,300	125,300	104,249	125,300

The Company's remaining assets and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting. There is no material difference between the notional amount and estimated fair value of off-balance sheet items, other than derivative instruments, which are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

(24) REGULATORY MATTERS/CAPITAL ADEQUACY

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and its subsidiary bank meet all capital adequacy requirements to which they are subject.

The Company's and the Bank's actual capital amounts and ratios at December 31, 2001 and 2000 are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital to Risk Weighted Assets:						
Hudson United Bancorp	$ 537,495	10.51%	$ 409,061	>8.0%	$ 511,326	>10.0%
Hudson United Bank	530,336	10.39%	408,197	>8.0%	510,246	>10.0%
Tier I Capital to Risk Weighted Assets:						
Hudson United Bancorp	$ 385,112	7.53%	$ 204,530	>4.0%	$ 306,796	>6.0%
Hudson United Bank	448,142	8.78%	204,099	>4.0%	306,148	>6.0%
Tier I Capital to Average Assets:						
Hudson United Bancorp	$ 385,112	5.75%	$ 267,811	>4.0%	$ 334,763	>5.0%
Hudson United Bank	448,142	6.71%	267,307	>4.0%	334,134	>5.0%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:						
Total Capital to Risk Weighted Assets:						
Hudson United Bancorp	$ 571,433	11.05%	$ 413,565	>8.0%	$ 516,956	>10.0%
Hudson United Bank	528,548	10.27%	411,818	>8.0%	514,773	>10.0%
Tier I Capital to Risk Weighted Assets:						
Hudson United Bancorp	$ 393,436	7.61%	$ 206,782	>4.0%	$ 310,174	>6.0%
Hudson United Bank	440,525	8.56%	205,909	>4.0%	308,864	>6.0%
Tier I Capital to Average Assets:						
Hudson United Bancorp	$ 393,436	5.96%	$ 264,031	>4.0%	$ 330,039	>5.0%
Hudson United Bank	440,525	6.62%	266,363	>4.0%	332,954	>5.0%

(25) DERIVATIVES FINANCIAL INSTRUMENTS

During 2001, the Company entered into interest rate agreements, which included interest rate swaps, caps and floors, as part of the Company's interest rate risk management strategy. These agreements are entered into as cash flow hedges against interest rate risk and are designated against specific assets and liabilities. $660 million in interest rate swaps and floors were purchased to mitigate the exposure of net interest income to declines in interest rates and had an unrealized gain of $12.5 million at December 31, 2001. A $100 million cap was purchased to mitigate the exposure of net interest income to increases in interest rates and had an unrealized loss of $0.3 million at December 31, 2001. Terms of interest rate agreements are contractually set, and do not change if the Company's credit rating changes. These agreements are not linked to the Company's stock price; there is no obligation to issue shares of Hudson United as part of any interest rate agreements. Interest rate derivatives outstanding at December 31, 2001 are as follows: (in thousands)

Maturity	Notional Amount	Fixed Interest Rate	Variable Rate Index	Type of Instrument
1 year or less	$ 25,000	5.00%	Libor	Floor
	10,000	6.00%	Libor	Swap
	15,000	5.40%	Libor	Swap
1 year through 5 years	100,000	7.64%	Prime	Swap
	100,000	7.71%	Prime	Swap
	100,000	7.66%	Prime	Swap
	100,000	7.64%	Prime	Swap
	10,000	6.00%	Libor	Swap
	100,000	7.75%	Prime	Cap
	100,000	7.00%	Prime	Floor
	50,000	7.00%	Prime	Floor
	50,000	7.00%	Prime	Floor
Total	$ 760,000			

(26) SUBSEQUENT EVENTS

On January 7, 2002, the Company received $77 million of cash from Dime representing the final termination payment relating to the uncompleted merger of the Company and Dime, which was payable upon the closing merger between Dime and Washington Mutual Inc. Pursuant to the termination agreement between the Company and Dime dated April 28, 2000, Dime was required to pay the Company a total of $92 million upon the closing of Washington Mutual's acquisition of Dime. A minimum payment of $15 million was recorded by the Company in 2000. The remaining $77 million was recognized as revenue in the first quarter of 2002. The Company expects to record approximately $15 million of expenses in the first quarter of 2002 which are related to the closing of the Washington Mutual/Dime merger, including financial advisor fees, acceleration of employee retention awards and other expenses.

The Company also announced in January of 2002, the call for redemption of $23 million of 8.75% Subordinated Notes due April 1, 2006, which notes were originally issued by JeffBanks, Inc. in 1996, and which notes were assumed by the Company as part of its acquisition of JeffBanks in 1999.

Regarding the Company's 2001 year-end balance sheet restructuring, all the designated trading account assets, amounting to $576 million, were sold in January 2002.

Market and Dividend Information

Hudson United Bancorp is traded on the New York Stock Exchange under the symbol of "HU". At year end, there were approximately 7,760 common stockholders of record. The quarterly common stock and dividend information is as follows:
Quarterly Common Stock and Dividend Information
(restated to give retroactive effect to stock dividends)

	2001			2000		
	High	Low	Cash Dividends	High	Low	Cash Dividends
Quarter Ending						
March 31	$23.42	$20.00	$0.25	$22.61	$16.42	$0.227
June 30	26.20	21.50	0.25	24.77	17.67	0.227
September 30	28.80	25.01	0.25	25.11	20.34	0.227
December 31	29.33	25.02	0.26	24.27	17.27	0.250

Hudson United Bancorp will provide, free of charge, to any stockholders, upon written request, a copy of the Corporation's Annual Report on Form 10-K, including the financial statements and schedules which have been filed with the Securities & Exchange Commission. Requests should be addressed to D. Lynn Van Borkulo-Nuzzo, Corporate Secretary, Hudson United Bancorp, 1000 MacArthur Blvd., Mahwah, New Jersey, 07430.

Duplicate accounts and mailings are costly and often unnecessary. We can consolidate such accounts upon written request if you will notify either the Corporate Secretary at the above address or Carolyn B. O'Neill, American Stock Transfer and Trust Company, 40 Wall Street, New York 10269.

Dividend Reinvestment Plan

If you are not enrolled in the Corporation's Dividend Reinvestment Plan and would like to join the plan, you may obtain information by writing to the Corporate Secretary at the above address.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

HUB's Proxy Statement for its 2002 Annual Meeting under the captions Proposal 1- "Election of Directors" and "Governance of the Corporation--Section 16(a) Beneficial Ownership Reporting Compliance" contains the information required by Item 10 with respect to directors of HUB and certain information with respect to executive officers and that information is incorporated herein by reference. Certain additional information regarding executive officers of HUB, who are not also directors, appears under subsection (e) of Item 1 of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

HUB's Proxy Statement for its 2002 Annual Meeting contains, under the captions "Executive Compensation", "Governance of the Corporation--Compensation of Directors" and " Governance of the Corporation--Compensation Committee Interlocks and Insider Participation", contains the information required by Item 11 and that information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

HUB's Proxy Statement for its 2002 Annual Meeting under the caption "Stock Ownership of Management and Principal Shareholders", contains the information required by Item 12 and that information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

HUB's Proxy Statement for its 2002 Annual meeting under the captions "Governance of the Corporation--Compensation Committee Interlocks and Insider Participation" and "Governance of the Corporation--Certain Transactions with Management", contains the information required by Item 13 and that information is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) & (2) List of Financial Statements and Financial Statement Schedules

The following financial statements and supplementary data are filed as part of the annual report.

Hudson United Bancorp and Subsidiaries:
- Consolidated Balance Sheets
- Consolidated Statements of Income
- Consolidated Statements of Changes in Shareholders' Equity
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements
- Independent Auditors' Report

Schedules to the Consolidated Financial Statements required by Article 9 of Regulation S-X are not required under the related instructions or are inapplicable, and therefore have been omitted.

(a) (3) Exhibits

List of Exhibits

(3)(A) The Certificate of Incorporation of the Company in effect on May 11, 1999. (Incorporated by reference from the Company's Amended Quarterly Report on Form 10 Q/A for the quarter ended June 30, 1999 filed September 10, 1999, Exhibit (3a)).

(3)(B) Revised By-Laws of HUBCO, Inc.(Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000,Exhibit(3)(B))

(4a) Indenture dated as of January 14, 1994, between HUBCO, Inc. and Summit Bank as Trustee for $25,000,000 7.75% Subordinated Debentures due 2004. (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Exhibit (4)).

(4b) Indenture dated as of September 13, 1996, between HUBCO, Inc. and Summit Bank as Trustee for $75,000,000 8.20% Subordinated Debentures due 2006. (Incorporated by reference from the Company's Current Report on Form 8-K dated September 18, 1996, Exhibit 99.2).

(4c) Indenture dated as of January 31, 1997, between HUBCO, Inc. and The Bank of New York as Trustee for $50,000,000 8.98% Junior Subordinated Debentures due 2027. (Incorporated by reference from the Company's Current Report on Form 8-K dated February 11, 1997, Exhibit (4(a)).

(4d) Indenture dated as of June 19, 1998, between HUBCO, Inc. and The Bank of New York as Trustee for $50,000,000 7.65% Junior Debentures due 2028. (Incorporated by reference from the Company's Current Report on Form 8-K dated June 26, 1998, Exhibit 4(a)).

(10a) The Agreement and Plan of Merger between Hudson United Bancorp and Dime Bancorp, Inc. as amended and restated on December 27, 1999. (Incorporated by reference from the company's Amended Annual Report on Form 10K/A for the fiscal year ended December 31, 1999 filed on March 31, 2000, Exhibit 10(a)).

(10b) The Stock Option Agreement between Dime Bancorp, Inc. and Hudson United Bancorp dated September 16, 1999. (Incorporated by reference from the Company's filing on Form 8-K dated September 24, 1999, Exhibit 99.2).

(10c) The Termination, Option Cancellation and Settlement Agreement between Hudson United Bancorp and Dime Bancorp, Inc. dated April 28, 2000. (Incorporated by reference from the Company's filing on Form 8-K dated May 1, 2000, Exhibit 99.1).

(10e) The Agreement and Plan of Merger dated June 28, 1999, among Hudson United Bancorp, Hudson United Bank, JeffBanks, Inc., Jefferson Bank, and Jefferson Bank of New Jersey. (Incorporated by reference from the Company's filing on Form 8-K/A dated June 30, 1999, Exhibit 99.1).

(10f) The Stock Option Agreement dated June 28, 1999, between Hudson United Bancorp and JeffBanks, Inc. (Incorporated by reference from the Company's filing on Form 8-KA dated June 30, 1999, Exhibit 99.2).

(10g) The Agreement and Plan of Merger dated June 28, 1999, among Hudson United Bancorp, Hudson United Bank, Southern Jersey Bancorp of Delaware, Inc., and Farmers and Merchants National Bank. (Incorporated by reference from the Company's filing on Form 8-KA dated June 30, 1999, Exhibit 99.4).

(10h) The Stock Option Agreement dated June 28, 1999, between Hudson United Bancorp and Southern Jersey Bancorp of Delaware, Inc. (Incorporated by reference from the Company's filing on Form 8-KA dated June 30, 1999, Exhibit 99.5).

(10n) HUBCO Supplemental Employees' Retirement Plan dated January 1, 1996. (Incorporated by reference from the Company's Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996 filed April 3, 1997, Exhibit (10k)).

(10o) HUBCO, Inc. Directors Deferred Compensation Plan. (incorporated by reference from the Company's filing on Form 10-K dated December 31, 2000)

(21) List of Subsidiaries.

(b) Reports on Form 8-K

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Other signatures have been omitted from this copy of the Form 10 – K.

Hudson United Bancorp

By: William A. Houlihan
William A. Houlihan
Executive Vice President
and Chief Financial Officer

Dated: March 15, 2002

Exhibit 21

LIST OF SUBSIDIARIES

SUBSIDIARIES OF HUDSON UNITED BANCORP:

Hudson United Bank, organized under New Jersey business laws

HUBCO Capital Trust I, a Delaware statutory business trust

HUBCO Capital Trust II, a Delaware statutory business trust

JBI Capital Trust I, a Delaware statutory business trust

Jefferson Delaware, Inc., a service corporation for payment of JBI Capital Trust

SUBSIDIARIES OF HUDSON UNITED BANK:

HUB Mortgage Investments, Inc., organized under New Jersey business laws

NJ Investments of Delaware, Inc., organized under Delaware business laws

Hendrick Hudson Corp. of New Jersey, organized under New Jersey business laws

Lafayette Development Corp., organized under New Jersey business laws

Plural Realty, Inc., organized under New York business laws

PSB Associates, Inc., organized under New York business laws

AMBA Realty Corporation, organized under Connecticut banking laws

Riverdale Timber Ridge, Inc., organized under New York business laws

Hudson Trader Brokerage Services, organized under New York business laws